Boston Scientific


03019370


FOCUS

2002 ANNUAL REPORT


DELIVERING WHAT'S NEXT.™

KEITH D. DAWKINS, M.D., PRINCIPAL INVESTIGATOR, TAXUS VI CLINICAL TRIAL.



Boston Scientific is focused. Focused on developing innovative technologies to help clinicians improve the quality of their patients' lives. Focused on achieving unprecedented milestones. Focused on advancing the quality and delivery of less-invasive medicine. Focused on continued long-term growth.

Today we find ourselves at a pivotal point in our Company's history, when breakthrough technologies are altering the competitive landscape. We stand at the beginning of a new era in our history, preparing for the opportunity to dramatically grow and expand our business.

It is appropriate that at this time we complete the evolution of our corporate identity and present ourselves as one company unified under one brand. For us, this means being known simply as Boston Scientific and no longer using divisional names. Our new master brand is built on our talented employees, the breadth and depth of our technologies, collaborative relationships with our customers, and our sustained leadership in the medical device industry.

As part of our new master brand, we are proud to introduce a tagline that positions our Company as an organization committed to further advancing medical technology: Delivering what's next.™ This tagline is intended to convey the essence of Boston Scientific: a committed, forward-looking company dedicated to executing on our promises and bringing the latest medical innovations to our customers and their patients.

Boston Scientific

Delivering what's next.™

MISSION

BOSTON SCIENTIFIC'S MISSION IS TO IMPROVE THE QUALITY OF PATIENT CARE AND THE PRODUCTIVITY OF HEALTH CARE DELIVERY THROUGH THE DEVELOPMENT AND ADVOCACY OF LESS-INVASIVE MEDICAL DEVICES AND PROCEDURES. THIS IS ACCOMPLISHED THROUGH THE CONTINUING REFINEMENT OF EXISTING PRODUCTS AND PROCEDURES AND THE INVESTIGATION AND DEVELOPMENT OF NEW TECHNOLOGIES THAT CAN REDUCE RISK, TRAUMA, COST, PROCEDURE TIME AND THE NEED FOR AFTERCARE.


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La mission de Boston Scientific est l'amélioration de la qualité des soins cliniques et de la productivité de l'administration de ces soins grâce à la mise au point, la promotion et la défense de méthodes et de dispositifs médicaux moins invasifs. Ce but est atteint au moyen d'un perfectionnement continuel des produits et méthodes existants ainsi que par la recherche et la mise au point de nouvelles technologies visant à réduire les risques, le traumatisme, les coûts, la durée des interventions et la nécessité de suivi.

La misión de Boston Scientific Corporation es mejorar la calidad de la atención al paciente y la productividad del servicio de atención médica mediante el desarrollo y la recomendación de dispositivos y procedimientos médicos menos invasivos. Todo eso se logra mediante el constante perfeccionamiento de productos y procedimientos existentes y la investigación y el desarrollo de nuevas tecnologías que puedan reducir el riesgo, el trauma, el costo, el tiempo del procedimiento y la necesidad de atención o cuidado posteriores.

Bei Boston Scientific sind wir stets bemüht, die Qualität der Patientenbehandlung und die Leistungsfähigkeit der Gesundheits-versorgung durch die Entwicklung und Förderung von weniger invasiven medizinischen Geräten und Verfahren zu steigern – durch ständige Verbesserung bestehender Produkte und Verfahren sowie Erforschung und Entwicklung neuer Technologien, die Risiken, Verletzungen, Kosten, Behandlungszeiten sowie den Nachversorgungsbedarf reduzieren können.

La mission di Boston Scientific è migliorare la qualità dell'assistenza ai pazienti e la produttività delle prestazioni sanitarie tramite lo sviluppo e la promozione di procedure e dispositivi medicali meno invasivi. Tale obiettivo è perseguito mediante il perfezionamento continuo di procedure e prodotti esistenti nonché la ricerca e lo sviluppo di nuove tecnologie in grado di ridurre rischi, traumi, costi, durata degli interventi e necessità di assistenza.

Boston Scientific beschouwt het als haar missie, de kwaliteit en produktiviteit van de zorgverlening aan patiënten te verbeteren door de ontwikkeling en gebruiksbevordering van minder invasieve medische hulpmiddelen en procedures. Aan het realiseren van deze doelstelling wordt gewerkt door een voortgaande verfijning van bestaande producten en procedures en door het verrichten van onderzoek naar en de ontwikkeling van nieuwe technologieën die kunnen bijdragen tot een vermindering van risico's, trauma, behandelingskosten, behandelings-duur en de noodzaak van nazorg.

Tá sé d'aidhm ag Boston Scientific feabhas a chur ar chaighdeán an chúraim a thugtar d'othair, agus dlús a chur faoin dóigh a gcuirtear cúram leighis ar fáil, trí fhorbairt agus trí chothú a dheánamh ar ionstraimí agus ar mhodhanna leighis nach gcuirfidh isteach ró-mhór ar an othar. Cuirtear é sin i bhfeidhm trí fhoirfiú leanúnach a dhéanamh ar na táirgí agus ar na cleachtais atá againn cheana féin, agus trí iniúchadh agus forbairt a dhéanamh ar theicneolaíochtaí nua a bheidh in ann laghdú a dhéanamh ar bhaol, ar thráma, ar chostais, ar an am a thógann na modhanna leighis, agus ar an ngá a bhíonn le iarchúram.

波士頓科學公司的使命是通過開發和倡導盡可能少進入人體的醫療設備和程式來提高醫療護理的質量和衛生保健的效率。為完成這一使命, 我們將不斷地改進現有的產品和程式, 研究和開發那些能夠減小風險、減少外傷、降低成本、縮短療程以及後續護理的新技術。

ボストン・サイエンティフィック・コーポレーションは、低侵襲性治療器具および治療方法の開発、普及を通じ、患者看護の質と医療効率を向上させることを使命としています。この使命は、既存の製品および治療方法を絶えず改良し続け、また、危険や患者の精神的・肉体的負担、医療コスト、手技時間、アフターケアの必要を減らすことのできる新しい技術を探究し、開発することによって達成できるものです。

波斯顿科学公司的使命是通过开发和倡导尽可能少进入人体的医疗设备和程序来提高医疗护理的质量和卫生保健的效率。为完成这一使命，我们将不断地改进现有的产品和程序，研究和开发那些能够减小风险、减少外伤、降低成本、缩短疗程以及后续护理的新技术。

PRODUCT BUILDER ANALYZING TAXUS™ PACLITAXEL-ELUTING CORONARY STENT.





AS OUR COMPANY GROWS AND OUR TECHNOLOGY ADVANCES, THE FOLLOWING VALUES ARE THE UNCHANGING GUIDES FOR HOW WE CONDUCT OUR BUSINESS:

To provide our people with a strong understanding of our mission and shared values.

To think like our customers and work hard on their behalf.

To pay relentless attention to business fundamentals.

To bring a commitment to quality and a sense of urgency to everything we do.

To rely on one another, to treat each other well and to put the development and motivation of our people at the top of our priority lists.

To encourage innovation, experimentation and risk-taking.

To recognize bureaucracy as an enemy and not allow it to inhibit our good sense and creative spirit.

To provide shareholders with an attractive return through sustained high-quality growth.

To recognize and reward excellence by sharing Boston Scientific's success with our employees.



Pete Nicholas
CHAIRMAN OF THE BOARD

Jim Tobin
PRESIDENT AND CHIEF EXECUTIVE OFFICER

TO OUR SHAREHOLDERS AND EMPLOYEES:

In the history of every company, there are defining moments: new product introductions, compelling clinical results, exciting new ventures, seized opportunities.

We find ourselves on the cusp of an opportunity that will not only redefine us as a company, but that also promises to redefine an entire industry. Our TAXUS™ paclitaxel-eluting stent system has already been launched in Europe and other international markets, and we plan to launch it later this year in the United States. The TAXUS program, along with the continued success of our many other technologies, positions Boston Scientific for leadership today and for years to come.

TAXUS™ Paclitaxel-Eluting Stent System

Recently, Boston Scientific reached its most significant milestone to date as the TAXUS program moved from its clinical trial stages to commercialization in Europe and other international markets. We have been working toward this moment for years, and we are proud to have introduced this revolutionary new technology.

Operations and R&D worked hard to ensure a successful launch. Our sales force has undergone extensive training to educate clinicians and prepare them for the approval and launch of the TAXUS product in the U.S. The U.S. Food and Drug Administration (FDA) has granted "expedited review" status to the TAXUS product declaring that it may represent a "breakthrough" technology for treating coronary artery disease.

Ongoing clinical trials continue to provide positive data, and we expect this trend to continue as more TAXUS clinical data is collected and analyzed. At the 2002 Transcatheter Cardiovascular Therapeutics (TCT) symposium, we shared the results of the TAXUS II clinical trial with an eager audience. Throughout the year, the results of this and other trials continued to demonstrate the safety and efficacy of the TAXUS product in dramatically reducing coronary restenosis.

In addition, we recently submitted the first two modules of our Pre-Market Approval (PMA) application for the TAXUS™ product to the FDA. These are the first of five modules we plan to submit. We plan to submit the fifth module in June, which will include data from our TAXUS IV clinical trial, our large pivotal trial supporting U.S. commercialization. The June submission will complete our PMA application. We plan to conduct additional analysis of the data and announce the complete results of the TAXUS IV clinical trial at the 2003 TCT symposium in September.

The success of the TAXUS product is due to the many components that make up our drug-eluting platform. We use a proven drug in paclitaxel, and its release is moderated by Translute,™ our exclusive polymer; it is built on Maverick2,™ the leading balloon catheter, and Express2,™ a leading stent; the Monorail™ system provides it with versatile delivery. Also, we have reported compelling data throughout our TAXUS clinical trials, and the customer relationships forged by our sales force are second to none.

Cardiovascular Innovations

Although the success and promise of the TAXUS program are impressive, there were also accomplishments in other areas of the Company during 2002. Our Cardiovascular group launched several key products and continues to develop a pipeline of innovative new technologies.

Express2™ Stent System. While the launch of our Express™ coronary stent system in Europe helped us introduce a competitive new stent platform to the market, the subsequent launch of the Express2 stent system in Europe and the United States has had a tremendous impact on Boston Scientific.

The Express2 stent system, our internally developed Express stent mounted on a Maverick® balloon catheter, significantly bolstered our U.S. product portfolio, and it has established itself as one of the top coronary stent systems in the world today. Boston Scientific nearly quadrupled its share of the U.S. coronary stent market in the fourth quarter of 2002 after launching the Express2 stent system in September. Perhaps most important, as it is the foundation for the TAXUS paclitaxel-eluting stent system, the Express2 stent system's enthusiastic adoption illustrates that we have created a solid platform for stent-based drug delivery.

Maverick²™ Balloon Catheter. Another critical component of the TAXUS product is our Maverick²™ balloon catheter. Since its launch, we have garnered more than 60 percent of the U.S. coronary balloon market with this next-generation balloon technology. It is clearly the leading balloon catheter on the market, and its pairing with the Express²™ stent system makes a formidable combination.

Cutting Balloon™ Device. In 2002, Boston Scientific also made significant gains thanks to the success of the Cutting Balloon™ Dilatation Catheter. Compared to 2001, Cutting Balloon device sales in the U.S. were up 53 percent in 2002. This was in part spurred by the launch of the Cutting Balloon Monorail™ Device, and we believe the upcoming launch of Cutting Balloon Ultra²™ Microsurgical Dilatation Catheter will help us maintain a strong position.

In addition to the strong performance of these new technologies, our Cardiovascular group's success is fueled by a number of promising technologies currently in clinical trials or in development. Some of these include:

Symbiot™ Covered Stent System. The Symbiot™ Covered stent system is a self-expanding nitinol stent encased in a thin porous ePTFE polymer membrane. It is intended to reduce plaque embolization during the stenting procedure and reduce restenosis in saphenous vein grafts. This stent is currently available in Europe and other international markets and is being studied in U.S. clinical trials.

Sentinol™ SE Nitinol Stent System. Our Sentinol™ Self-Expanding Nitinol stent system will help us become a more prominent player in the self-expanding nitinol market segment. Once launched, it is expected to be the only large-diameter self-expanding nitinol stent available in the market.

Matrix™ Detachable Coil. The Matrix™ Detachable Coil is a next-generation proprietary technology that builds on the established Guglielmi Detachable Coil (GDC®) technology. This therapy is designed to treat recurring aneurysms or aneurysms that are more likely to recur.

Endosurgery Innovations

The Endosurgery group, which includes our Endoscopy, Oncology, Urology, and Gynecology businesses, represents nearly a billion dollars of Boston Scientific's revenues. In the last five years, it has continued to deliver significant profits to the Company's bottom line. During the same time, it has experienced double-digit growth. Endosurgery's focus is on technologies that improve quality of life, with a particular emphasis on women's health. In 2003 and beyond, we expect Endosurgery to continue its steady growth with technologies that address quality of life issues, including the following:

HTA® Endometrial Ablation System. The HTA® Endometrial Ablation System is a ten-minute outpatient treatment for abnormal uterine bleeding. Approved by the FDA, this technology is a safe, less-invasive alternative to a hysterectomy as a treatment for abnormal uterine bleeding.

Contour SE™ Microspheres. In 2002, we launched the Contour SE™ product in the U.S. to treat hypervascular tumors and arteriovenous malformations (AVMs). Of equal importance, we received FDA authorization to perform clinical trials for the Contour SE product to evaluate uterine artery embolization for the treatment of uterine fibroids.

Enteryx™ Procedure Kit. The Enteryx™ product is a treatment for gastroesophageal reflux disease (GERD), more commonly referred to as acid reflux disease. This injectable liquid polymer is currently undergoing PMA review, making it the first treatment for GERD to undergo this review.

Focused on Progress

Every year brings with it new challenges. These challenges are met through the hard work and resourcefulness of our people. In 2002, there were a number of developments worth noting:

- We were proud to welcome two new members to our Board of Directors: Ursula Burns and Dr. Uwe Reinhardt. Ms. Burns is the President of Business Group Operations at Xerox Corporation. She is also a Corporate Senior Vice President at Xerox. Dr. Reinhardt is the James Madison Professor of Political Economy and Professor of Economics and Current Affairs at Princeton University, where he has taught since 1968. He is one of the world's foremost health care economists.
- Throughout the year we continued to strengthen the Company by attracting talented, committed people who are making substantial contributions across the organization. These people bring a wide range of skills and abilities to Boston Scientific. We are fortunate to have welcomed them to the Company, and we value their efforts, as we do those of all our employees.

- We received 34 FDA product clearances and approvals in the United States and 48 CE Mark approvals in Europe. On a worldwide basis during 2002, we had more than 90 clinical trials active or in planning with more than 9500 patients enrolled and more than 7500 planned for enrollment in studies in 2003.
- Results from the International Subarachnoid Aneurysm Trial (ISAT) demonstrated that less-invasive endovascular treatment with detachable platinum coils, such as our GDC® coils, produces better outcomes than neurosurgical clipping for patients suffering from ruptured brain aneurysms.
- We developed and are implementing a Global Training Curriculum for R&D, Quality, Regulatory, and Manufacturing groups to standardize how we train our organization on the measures, standards, and processes that govern how our products are developed globally.
- We continued to leverage costs and expenses with innovative Operations programs, resulting in cumulative savings of approximately $350 million during the last two years.
- We established the Boston Scientific Foundation as a vehicle to channel our charitable efforts. As the philanthropic arm of our company, the Foundation has two primary goals: to improve the health of individuals and communities with the greatest unmet needs, and to improve educational opportunity and skill development for those at risk of not fulfilling their potential.

The past year was one of many accomplishments. It was a year in which our focus and determination was recognized by our customers and other key constituents. Today, we begin writing a new chapter in our history. So we ask that you stop and look back on what we have accomplished together. It has been an exciting journey thus far, but we believe the most rewarding moments are still to come.

Respectfully,





Jim Tobin
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pete Nicholas
CHAIRMAN OF THE BOARD

March 25, 2003

This Annual Report contains forward-looking statements. Readers should consider the Cautionary Statement contained in Management's Discussion and Analysis of Financial Condition and Results of Operations which can be found later in this report.



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LINE CLEARANCE

AT BOSTON SCIENTIFIC, INNOVATION IS ACHIEVED THROUGH A COLLABORATIVE CHAIN OF PEOPLE WHO CONTINUE TO REFINE EXISTING TECHNOLOGIES AND PROCEDURES WHILE INVESTIGATING AND DEVELOPING NEW ONES. THIS CHAIN FORMS THE LIFE CYCLE OF OUR TECHNOLOGIES – FROM IDEA TO REALITY, FROM CLINICAL TRIALS TO PRODUCT LAUNCHES, AND FROM CLINICIANS TO PATIENTS. IT HAS PROPELLED US INTO THE LEADERSHIP POSITION THAT WE ENJOY TODAY.


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are improved as a result of our people,
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and efficacy of the medical develop.







2002 was a year of tremendous accomplishments for Boston Scientific. We worked hard. We challenged ourselves. We accepted nothing but the best. We reestablished our position in the coronary stent market with a highly competitive and anticipated stent. We also introduced our next-generation coronary angioplasty balloon and leveraged our stent technologies across clinical applications only a year after the first generations became available. As a result, at the end of 2002 we had regained leadership in the cardiovascular and peripheral vascular catheter labs with a 31 percent worldwide market share.

We are excited by our prospects for 2003. However, it is the progress that we made in 2002 and recent years that have opened the door to the new growth opportunities that lie ahead.

Express²™ Stent System

In 2002, we shifted the market when we launched the Express²™ stent system in Europe and the United States. This launch, particularly in the U.S., was a significant achievement and a success by all measures. From an execution standpoint, we exceeded our goals through the combined efforts of operations, supply chain, launch planning, and sales force.

The introduction of the Express² stent system demonstrated our ability and determination to deliver the latest and most essential technologies to our customers. The Express² stent system presented the opportunity to recapture significant market share in the coronary stent business. Weeks after its launch, the Express² stent system tripled our U.S. stent market share from 6 percent to 18 percent. By the end of the fourth quarter, we had captured approximately 24 percent of this market.

The Express² stent system is also an example of our commitment to parallel product development. We continued to work on improving our stent system and, as a result, the original Express™ stent was combined with advanced Maverick® balloon catheter technology. This allowed us to add superior flexibility and trackability to the original Express stent system.

In a short period of time, the Express² stent system has been recognized as one of the most competitive stents on the market. We have achieved this by differentiating our stent technology with the unique Tandem Architecture™ stent design, which integrates short, thin Micro™ elements designed for flexibility and conformability, with long, wide Macro™ elements, which enhance radiopacity. The great conformability improves the Express² stent system's capability to conform to a bend in the lumen. The result is uniform vessel coverage and radial strength – features that result in enhanced clinical performance and better clinical outcomes for patients.

Of course, the success of the Express² stent system has a profound relevance for our TAXUS™ paclitaxel-eluting coronary stent system, which is built on the Express stent technology. The conformability of our stent within a diseased coronary artery is extremely beneficial to our drug-eluting technology and has contributed to the clinical differentiation of our drug-eluting stent platform from others.

PRODUCT BUILDER MOUNTING AN EXPRESS™ STENT ON A MAVERICK® BALLOON CATHETER.

Maverick2™ Balloon Catheter

In 2001, we set a new standard in coronary angioplasty catheters with the launch of our Maverick® balloon catheter. In 2002, we set out to improve an already successful device, and we launched the Maverick2™ balloon catheter.

The Maverick2 balloon catheter incorporates a full-length hypotube shaft that provides enhanced pushability, balance, and durability. Its lower profile shaft is designed for procedural versatility, helping physicians treat more complex lesions. The Maverick2 balloon catheter, like its predecessor, also features TrakTip,™ which creates a flexible, kink-resistant taper. The TrakTip's low lesion entry profile is designed to enable excellent crossability and easy lesion engagement.

Worldwide, Boston Scientific accounts for 55 percent of coronary angioplasty balloon sales. The Maverick balloon catheter and the Maverick2 balloon catheter account for approximately 45 percent of this market.

Express™ Biliary LD Stent System

In October 2002, we introduced another first: our first large-diameter balloon-expandable stent, the Express™ Biliary LD. Derived from the Express stent technology, but designed for larger diameter, this product is one of many examples of how we leverage proven technologies across our businesses.

The Express Biliary LD stent system – developed exclusively by Boston Scientific – combines proprietary Tandem Architecture™ stent design with Ultra-thin™ SDS Balloon Catheter Technology. As a result, this system has three key features that contribute to its strong sales: conformability, radial strength, and flexibility.

Leading into the Future

The past few years at Boston Scientific have shown the strength and resolve of our organization. And while numerous technologies have fueled our growth over that time, the anticipated 2003 U.S. launch of our paclitaxel-eluting stent is our primary focus.

Coronary stents have improved the lives of millions of patients since their introduction more than a decade ago. Today, this market is approximately $2.2 billion. Analysts believe that given the dramatic benefits of drug-eluting stents, it could grow to $5 billion or more in only a few years. In fact, the ability of drug-eluting stents to reduce restenosis rates has become so evident that Medicare reimbursement has already been approved in the United States.

PRODUCT BUILDER COLLECTING MAVERICK2™ BALLOON CATHETERS FROM THE FINAL INSPECTION STATION.




TAXUS
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Boston Scientific's Drug-Eluting Stent Program: Setting a High Standard

The TAXUS™ paclitaxel-eluting coronary stent system is a revolutionary new treatment for coronary artery disease. Several years of consistent results across a number of clinical trials have demonstrated that our polymer-based delivery of paclitaxel is a safe and effective therapy for a broad spectrum of patients, including those with complex lesions. Among other things, the data have reported very low restenosis rates and significant improvements for diabetic patients. In particular, the data have reported a lack of edge effect outside the stent, which is a distinguishing feature of our program.

Another important feature of the TAXUS product is its platform – the Express²™ coronary stent system, which offers excellent deliverability to the treatment site and outstanding conformability to the vessel wall. For the TAXUS product, the paclitaxel drug, our Translute™ polymer, our clinical trials, and the Express² stent system are helping to set a very high standard in the area of drug-eluting stents.

Paclitaxel. As a result of balloon inflation and the placement of a coronary stent, an artery builds up smooth muscle cells. In many cases, the excessive build-up of smooth muscle cells will cause a reclosure of the artery, a process known as restenosis. The purpose of any drug-eluting stent is to limit or eliminate the need for further treatment due to restenosis.

Paclitaxel has been well studied for its multifunctional effects on cells. Those effects led to its development as one of the most effective and widely used drugs for controlling the growth of cancerous cells. However, further research showed that when used in relatively minute doses, paclitaxel can limit smooth muscle cell growth at the stent site, while allowing the vessel to heal itself. It is this attribute that led Boston Scientific to select paclitaxel for the TAXUS program.

Translute™ Polymer. Boston Scientific's proprietary polymer, Translute, controls the release of paclitaxel which underlies the clinical consistency and predictability of our TAXUS paclitaxel-eluting stent system. Extensive research and development has demonstrated that the value of Translute is in its outstanding vascular compatibility and its mechanical integrity.

While years of research went into developing the Translute polymer, two more years of in-depth research and engineering work went into refining the method by which the polymer is applied to the stent. The result is an elegant and straightforward process that allows for the controlled release of paclitaxel.

Six- and twelve-month results from the TAXUS I and six-month results from TAXUS II clinical trials are providing clinical evidence that we have chosen a safe and effective drug and polymer combination for the TAXUS paclitaxel-eluting stent system. It is clear that paclitaxel, the Translute polymer, our clinical trial program, and the Express² stent have become key differentiators for Boston Scientific.

TAXUS clinical trials. The TAXUS clinical trial program is the most comprehensive, cohesive and innovative series of trials we have ever undertaken. To date, the results of our TAXUS clinical trials have been impressive, to say the least. This has been made possible not only through medical knowledge and expertise, but also through the efforts of our clinical organization and clinical investigative sites. Their scientific rigor has set a strict standard that includes randomized, double-blind trials that address a wide variety of clinical needs.

We are studying the TAXUS™ product in a broad range of patients, including patients with in-stent restenosis, small vessels, long lesions, and diabetes. To gather more complete information, we assembled the largest Intravascular Ultrasound (IVUS) data sets for both drug-eluting stents and controls in the field rather than relying on angiograms alone.

TAXUS I. In 2001, we reported data from our TAXUS I clinical trial, which tested our slow-release drug-eluting platform and demonstrated a zero percent restenosis rate at six months. TAXUS I was a feasibility study designed to assess safety. It was a 61-patient, randomized, double-blind, multi-center safety trial conducted at three centers in Germany. No stent thrombosis was reported at six months. The 30-day Major Adverse Cardiac Events (MACE) rate was zero percent in the control group (that received a bare metal stent) and the TAXUS stent group. In addition, the six-month MACE rate was 7 percent in the control group and zero percent in the TAXUS stent group. At twelve months the MACE rate was 10 percent and 3 percent in the control and TAXUS stent groups, respectively, demonstrating excellent long-term safety.

TAXUS II. In 2002, we released our six-month data from TAXUS II, which tested the effects of both the slow- and moderate-release platforms. The results were very promising. TAXUS II is a 536-patient, 15-country, randomized, double-blind, controlled study of the safety and efficacy of a TAXUS paclitaxel-eluting coronary stent, in which two sequential cohorts of patients with standard risk, *de novo* coronary artery lesions were treated. The slow-release formulation cohort reported an in-stent binary restenosis rate of 2.3 percent and an in-segment binary restenosis rate of 5.5 percent. The moderate-release formulation cohort reported an in-stent binary restenosis rate of 4.7 percent and an in-segment binary restenosis rate of 8.6 percent. The rates for the control group were 19 percent for in-stent binary restenosis and 22 percent for in-segment binary restenosis. In-segment includes the stent length plus 5mm on either end of the stent. The six-month MACE rates for TAXUS II were 19.8 percent for the control versus 8.5 percent for the slow-release formulation cohort and 7.8 percent for the moderate-release formulation cohort.

In comparing TAXUS I and II, we saw notable consistency between our clinical endpoints, our IVUS endpoints, and our Quantitative Coronary Angiography endpoints. This consistency is more important than any single trial on its own merits because the combination of preclinical work and early clinical consistency indicates a high degree of probability that subsequent clinical trials will perform similarly.


TAXUS
POST-
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TAXUS III. In May 2002, we announced the final results from our TAXUS III trial. TAXUS III was a single-arm registry examining the feasibility of implanting up to two paclitaxel-eluting stents for the treatment of in-stent restenosis. The trial enrolled 29 patients. This group represents patients with complex vascular disease having recurrent occlusion in a stent. The trial's main focus was safety, and the primary endpoint was 30-day MACE. The trial confirmed safety and reported no stent thromboses, no deaths, and an in-stent restenosis rate of 4 percent.

TAXUS IV. In November 2002, we announced our complete 30-day safety data for 1326 patients enrolled in TAXUS IV. TAXUS IV is a pivotal trial designed to collect data to support regulatory filings for U.S. product commercialization. The prospective, randomized, double-blind study is assessing the safety and efficacy of a slow-release formulation for the treatment of *de novo* coronary lesions. This study is currently in nine-month follow-up. Thirty-day safety data showed an overall favorable MACE rate of 3 percent, although the study remains blinded.



GALWAY PRODUCT BUILDERS MANUFACTURING COMPONENTS OF THE TAXUS™ PACLITAXEL-ELUTING CORONARY STENT SYSTEM.

TAXUS V. The TAXUS V trial has received conditional approval from the FDA to enroll patients and will study a higher risk patient population than TAXUS IV, including patients with smaller vessels and longer lesions. The trial – which also includes the use of multiple stents – has a primary endpoint based on nine-month target vessel revascularization and will use the slow-release formulation. This study began enrollment in the first quarter of 2003.

TAXUS VI. In December 2002, we completed enrollment of our TAXUS VI clinical trial. TAXUS VI is an international trial studying 448 patients with complex coronary artery disease at 44 sites. It is designed to establish the safety and efficacy of the moderate-release formulation in the treatment of longer lesions. The trial – which includes the use of multiple stents – has a primary endpoint based on nine-month target vessel revascularization. This study is currently at 30-day follow-up.

WISDOM. The Company has initiated a transitional registry program (WISDOM) in a number of countries as part of a limited commercial launch. This international, multi-center, prospective, observational registry is collecting and analyzing real-world data. A registry program enlists large numbers of clinicians to document the performance of a specific therapy for a particular disease or condition. This registry has enrolled more than 300 patients.

Milestone II. The Company expects to begin a post-approval European registry shortly. The registry is targeting 100 sites and plans to enroll 2000 patients to study real-world usage patterns.

Preparing for the Future

Planning for a launch as significant as the TAXUS™ product launch is a complex endeavor. We began preparing for the introduction of this technology soon after we began clinical trials. This preparation has been critical to the development of the TAXUS product. We could not have come so far, so quickly, and so effectively, without the collaboration of our entire enterprise. It has required the combined efforts of the R&D, Operations, Regulatory, Clinical Affairs, Sales and Marketing teams to arrive at this critical juncture.

Operational Readiness. Our Operations group is an integral part of readying Boston Scientific for any product launch. The TAXUS product challenged this group on many fronts. While the process for manufacturing stents and balloons was already in place, producing drug-eluting stents required implementing the technology and expertise necessary to work with paclitaxel and our Translute™ polymer. This challenge was successfully met by our Operations team.

What's more, having set a standard in Europe, our manufacturing facility in Galway, Ireland is prepared to work alongside our Maple Grove, Minnesota facility for the launch of the TAXUS product in the United States. We are also well on our way to establishing our key manufacturing goals: building a capacity capable of supplying a 75 percent worldwide market share, and setting up two vertically integrated manufacturing facilities to provide critical redundancy and surge capacity. This provides us with two sources for critical materials, bare stent manufacturing, stent delivery systems, drug coating, and the analytical testing of our product.

Building Strong Relationships. One of our greatest strengths are the relationships that our Sales and Marketing groups have cultivated with our customers. They work closely with clinicians – to educate them, solicit their advice, and listen to their feedback. Through one-on-one interviews and Medical Advisory Boards, our sales force has paved the way for the future success of the TAXUS product. We have the ear of clinicians. Perhaps more importantly, clinicians have ours as we listen to their clinical needs, concerns, and ideas.

At the same time, our sales force is being greatly expanded. They've undergone extensive training – both in person and through e-learning. Our launch planning goes well beyond typical sales training; it allows our people to effectively and knowledgeably educate clinicians about our drug-eluting stent program.



Leadership is about more than numbers. It is about breadth, depth, and quality. There are few companies in our industry that enjoy a new product pipeline as robust as ours.

We are ready to complement the launch of the TAXUS™ product with a steady flow of new products from both our Cardiovascular and Endosurgery groups. This is a testament to the dedication and creativity of our Research & Development organization. They are an integral part of our collaborative approach, and their contributions are evidenced by the more than 20 new product offerings that await U.S. launch in 2003 and beyond. Many have already been introduced in Europe and other international markets.

While the following list is by no means complete, these products represent some of the more promising opportunities for Boston Scientific in the near future. As these technologies continue to move from development or trial stage to launch, we remain focused on improving them and creating new technologies to refill our pipeline. In short, we remain focused on delivering what's next.

FOCUSED ON THE FUTURE



SYMBIOT™ COVERED STENT SYSTEM

Cardiovascular Opportunities

Although much of the attention in our Cardiovascular group has centered around the launch of the TAXUS™ product, our R&D teams have been hard at work developing other innovative technologies that we believe will further strengthen our leadership position in coronary and peripheral interventions.

Our Cardiovascular business will continue to grow by expanding the technologies that exist in balloon catheters, Intravascular Ultrasound, guide catheters, guidewires, grafts, stents, and diagnostic devices. These franchises will benefit from new entrants that include the following:

Symbiot™ Covered Stent System



Each year, approximately 600,000 coronary artery bypass graft surgeries are performed worldwide to relieve angina in patients suffering from coronary artery disease. Frequently, saphenous veins are taken from the leg and used as grafts in this surgery. Of the patients who undergo this procedure, nearly 250,000 annually develop saphenous vein graft (SVG) disease. Conventional stents are not specifically designed to treat this disease and are often associated with procedural embolization and high restenosis rates. The Symbiot stent system is specifically designed to treat SVG disease.

To develop the Symbiot™ Covered stent system, we leveraged technology across different applications by combining the strengths of our stent technology and our covering technology. The Symbiot Covered Stent is specifically designed to address the two major limitations of treating SVG disease: the risk of plaque embolization during the procedure and poor long-term outcomes. The Symbiot product features a self-expanding nitinol stent encased in a thin porous ePTFE polymer membrane. The ePTFE cover and self-expanding deployment are intended to work together to reduce plaque embolization during the stenting procedure and provide a long-term patient benefit by reducing restenosis.

The Symbiot product is available in Europe and other international markets and is currently in U.S. clinical trials.



FilterWire EX™ and FilterWire EZ™ Embolic Protection Systems

In coronary or carotid interventions, vessels are dilated and are then supported by a stent. When the vessel is enlarged, it may release embolic debris. This debris may get caught in the microvasculature of the heart or brain and may cause a heart attack or stroke.

The FilterWire EX™ product, currently available in Europe and in clinical trials in the U.S., is a low-profile embolic filter mounted on a rapid exchange deployment system. After insertion, it acts as a net, catching most debris that may be released before it can cause harm.

The FilterWire EX product is currently pending approval in the U.S., and when launched is expected to be the first filter-based embolic protection system in the U.S.

The FilterWire EZ™ product is Boston Scientific's next-generation embolic protection system, which is scheduled to be introduced to European markets in 2003. This lower-profile filter is designed to automatically center itself in a vessel, making it easier to use while still maintaining the safety and efficacy of the FilterWire EX product.

Carotid Wallstent® Monorail™ Endoprosthesis

Stroke is the nation's third-leading cause of death in the U.S., killing nearly 160,000 people every year. Carotid arteries, located on either side of the neck, are the main conduit for blood flow to the brain. When a narrowing of these arteries occurs, patients become at risk for stroke.

The Carotid Wallstent® Monorail™ device is used in conjunction with the FilterWire EX Embolic Protection Device. The Carotid Wallstent device is a self-expanding stent mounted on a rapid exchange deployment system, designed to keep the carotid arteries open and improve blood flow to the brain. Currently under clinical investigation in the U.S., it was the first carotid stent to receive a CE Mark and is the leader in the European market. It has been commercialized longer than any carotid stent and, as a result, it has the most clinical experience of any stent of its kind.



FOCUSED ON THE FUTURE



CUTTING BALLOON ULTRA^{2}™ MICROSURGICAL DILATATION CATHETER

Cutting Balloon Ultra^{2}™ Microsurgical Dilatation Catheter



While our current Cutting Balloon™ device technology has captured 15 percent of the U.S. balloon market, we are awaiting FDA approval of its successor, the Cutting Balloon Ultra^{2}™ product. The Cutting Balloon Ultra^{2} product combines Maverick^{2}™ balloon catheter technology with Bioslide™ coating and enhancements to the balloon and microsurgical blades. These improvements are designed to provide clinicians with greater deliverability and trackability to a resistant lesion.

Sentinol™ SE Nitinol Stent System

In the self-expanding stent market, 60 percent of the devices are stents made of nitinol, a metal alloy that allows for more precise placement. Our upcoming launch of the Sentinol™ Self-Expanding Nitinol stent system will help us become a more prominent player in the nitinol market segment. In fact, our Sentinol stent is expected to be the only large-diameter nitinol stent available in the market. Once cleared in the U.S., the Sentinol stent will have a biliary indication to treat malignant neoplasm.

Matrix™ Detachable Coils



In the United States, it is estimated that nearly 18 million people will develop a brain aneurysm during their lifetimes. Should it rupture, blood will flow into the space surrounding the brain and may result in a subarachnoid hemorrhage, the deadliest form of stroke.

The Matrix™ Detachable Coil platform, our proprietary technology, is a next-generation aneurysm therapy that builds on the established Guglielmi Detachable Coil (GDC®) technology. The current GDC product consists of platinum coils that are inserted through the femoral artery, advanced into the brain, and coiled into an aneurysm to prevent it from rupturing.

The Matrix Detachable Coil, made of platinum and a bioabsorbable co-polymer, is a product designed to treat recurring aneurysms or aneurysms that are more likely to reoccur. Once inserted, the co-polymer reabsorbs and promotes healing of the aneurysm.

The Matrix Detachable Coil has received clearance from the FDA for endovascular treatment of cerebral aneurysms and was granted the CE Mark in Europe. This technology is being introduced into selected worldwide markets in conjunction with physician training programs.



Liberté™ Stent System

As the TAXUS™ paclitaxel-eluting coronary stent system was being developed and tested, our R&D team was already creating Liberté,™ our next-generation stent. Assembled on an enhanced Maverick2™ delivery system, the Liberté product features a thinner strut design to provide increased deliverability and greater vessel conformability. We expect that this design will help clinicians improve outcomes in some of the more challenging clinical situations. Once approved, this new technology will be available in a bare metal stent system and a paclitaxel-eluting stent system.

Neuroform™ Microdelivery Stent System

Although aneurysm coils play a vital role in the treatment of brain aneurysms, approximately 25 percent of patients can't be treated with coils alone. The Neuroform™ product, an ultra-thin, self-expanding nitinol stent, is the first micro-catheter delivered neurovascular stent. As such, it is specially designed to bridge the opening of "wide neck" aneurysms to keep coils in place once they are inserted.

The Neuroform stent gained FDA approval as a Humanitarian Use Device (HUD) in 2002, and is currently available in Europe and other international markets.

Greenfield® RP Vena Cava Filter

Every year, about 200,000 people in the U.S. alone die from pulmonary embolism (PE). This condition is a result of blood clots that form in the legs (known as deep vein thrombosis) that travel up through the heart and lodge in the lungs.

The Greenfield® Vena Cava Filter is a cone-shaped permanent implant designed to prevent PE by capturing and dissolving this embolized clot. Physicians recognize the Greenfield filter design as the gold standard in patient protection, with 30 years of proven clinical performance. The Greenfield RP Vena Cava Filter, currently in final development, will downsize the delivery system while maintaining long-term clinical efficacy.

In the U.S., where most filters are used, all currently available designs are for permanent implantation. A second filter development effort now underway is designed to offer the advantage of removability. This technological advancement will broaden the range of patients that could benefit from the life-saving protection of a Vena Cava Filter.





Endosurgery Opportunities

Our Endosurgery team is dedicated to developing technologies that help improve the quality of life for patients with a special emphasis on women's health. In 2002, the Endosurgery group increased its investment in sales, marketing, and clinical affairs to accelerate product development and expand our market development capabilities. As a result, the near future includes some exceptionally promising technologies, including the following:

Enteryx™ Procedure Kit

Gastroesophageal reflux disease (GERD), more commonly referred to as acid reflux disease, affects 7 to 10 percent of the U.S. adult population. Studies show that acid reflux disease has the second largest negative impact on quality of life. To put this in perspective, mental illness ranks first, stomach ulcers is third and heart pain ranks fourth.

The Enteryx™ solution is a liquid polymer injected into the muscle layer of the lower esophageal sphincter. Once in the muscle, the liquid forms a soft, sponge-like material that supports and improves the elasticity of the lower esophageal sphincter. This prevents or reduces acid reflux from the stomach into the esophagus.

Currently, the Enteryx product is under Pre-Market Approval (PMA) review at the FDA, making it the first less-invasive medical device treatment for acid reflux disease to undergo this stringent evaluation. In January 2003, the Gastroenterology and Urology Devices Panel voted unanimously to recommend to the FDA the approval of the Enteryx product for the treatment of symptoms of acid reflux disease in patients who require and respond to pharmaceutical therapy.

In 2002, we released impressive one-year data from our clinical trial, showing 70 percent of patients completely off prescription acid reflux disease medications and an additional 10 percent of patients with at least a 50 percent reduction in their prescription dose. With more than 15 million people suffering from daily symptoms and $8 billion spent annually on medication, the Enteryx product has the potential to be an important new technology that addresses one of today's most significant medical conditions.

HTA® Endometrial Ablation System

More than 200,000 hysterectomies are performed every year in the U.S. for excessive menstrual bleeding due to benign causes. The HTA® Endometrial Ablation System is a ten-minute outpatient procedure that can treat this condition without requiring patients to undergo a hysterectomy.

The technique, approved by the FDA, can be performed in a physician's office without incisions. After local anesthesia is administered, the internal lining of the uterus – which is responsible for the bleeding – is ablated. This procedure substantially improves quality of life for women who previously did not have this less-invasive option.



Durasphere® Injectable Bulking Agent

For women suffering from urinary incontinence, Boston Scientific offers the Durasphere® Injectable Bulking Agent. Durasphere is an injection that helps to support urethral closing and therefore prevents leakage. Unlike other injectables, Durasphere does not require an allergy test, so there is no waiting period before patients can undergo treatment.

Contour SE™ Microspheres

In 2002, Boston Scientific introduced the Contour SE™ microspheres in the U.S. to treat hypervascular tumors and arteriovenous malformations (AVMs). We are currently awaiting a CE Mark to begin sales in Europe. The Contour SE product is made of polyvinyl alcohol (PVA), a material that has been used extensively in embolization procedures for more than 20 years. The Contour SE product is designed to shrink and destroy hypervascular tumors and AVMs by blocking the blood supply.

In addition, Boston Scientific has received FDA authorization to perform clinical trials to evaluate the use of the Contour SE product for the treatment of uterine fibroids. Upon approval, the Contour SE product will provide an alternative to myomectomy and hysterectomy – the standard surgical therapies for uterine fibroids.



Focused on Expansion

In our future, one thing will be certain. We will continue to develop new technologies, broaden our product offerings, and grow our business. To that end, we have completed acquisitions and alliances with companies that will help enrich our R&D portfolio and expand our reach into new markets. Acquisitions and alliances have helped fuel our growth in the past, and we fully expect this to be the case as we move into the future with expanded capabilities.

ACQUISITIONS

BEI MEDICAL SYSTEMS COMPANY, INC.

Expands Boston Scientific's product offerings in the area of women's health with the unique Hydro ThermAblator® Endometrial Ablation System, a less-invasive technology for endometrial ablation to treat excessive uterine bleeding.

ENTERIC MEDICAL TECHNOLOGIES, INC.

Brings to Boston Scientific the Enteryx™ technology, a patented liquid polymer for the treatment of gastroesophageal reflux disease (GERD).

SMART THERAPEUTICS, INC.

Broadens Boston Scientific's neurovascular device portfolio with the Neuroform™ Microdelivery Stent System for the treatment of wide neck intracranial aneurysms. Additional technologies may also find applications in other parts of the vasculature.

STRATEGIC ALLIANCES

THERUS CORPORATION

Equity investment and exclusive distribution rights to vascular sealing devices internationally.

ASPECT MEDICAL SYSTEMS, INC.

Equity investment and collaboration to develop brain-monitoring technology for use in less-invasive medical procedures.

ADVANCED NEUROMODULATION SYSTEMS, INC.

Distribution rights in Japan of implantable therapies to manage chronic pain and other disorders of the central nervous system.

TRIVASCULAR, INC.

Exclusive international distribution rights to percutaneous abdominal aortic stent graft.

CELSION CORPORATION

Distribution rights to technology for the treatment of benign prostatic hyperplasia (BPH).

R&D TECHNICIAN WORKING ON ESOPHAGEAL METAL STENTS.



2002

Consolidated Financial Statements

BOSTON SCIENTIFIC AND SUBSIDIARIES

FINANCIAL TABLE OF CONTENTS



Overview

Boston Scientific Corporation (Boston Scientific or the Company) is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties. The Company's mission is to improve the quality of patient care and the productivity of health care delivery through the development and advocacy of less-invasive medical devices and procedures. This is accomplished through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare. The Company's approach to innovation combines internally developed products and technologies with those obtained externally through strategic acquisitions and alliances.

The Company's products are used in a broad range of interventional medical specialties, including interventional cardiology, peripheral intervention, neurovascular intervention, electrophysiology, vascular surgery, gastroenterology, gynecology, oncology and urology.

Results of Operations

Financial Summary

Years Ended December 31, 2002 and 2001

Net sales for the year ended December 31, 2002 were $2,919 million as compared to $2,673 million in 2001. For the year ended December 31, 2002, the impact of foreign currency fluctuations was not material. The reported net income for 2002 was $373 million, or $0.90 per share (diluted), as compared to a reported net loss of $54 million, or $0.13 per share, in 2001. The reported results for 2002 include net after-tax charges of $40 million, which include provisions for: purchased research and development primarily associated with the acquisitions of Enteric Medical Technologies, Inc. (EMT) and Smart Therapeutics, Inc. (Smart); costs associated with the Company's recently completed global operations plan; an endowment to fund a newly created philanthropic foundation; special credits for net amounts received in connection with settlements of litigation related to rapid exchange catheter technology; and a reduction in income tax expense as a result of a tax refund of previously paid taxes. The reported results for 2001 include after-tax charges of $377 million, which include provisions for: purchased research and development related to acquisitions consummated in 2001; costs associated with the Company's global operations plan; a provision for excess inventory due to declining demand for the NIR® coronary stent technology; and a write-down of intangible assets related to discontinued technology platforms. Exclusive of these charges, net income for 2002 was $413 million, or $1.00 per share (diluted), as compared to net income of $323 million, or $0.80 per share (diluted), in 2001.

Net Sales

United States (U.S.) revenues increased approximately 10 percent to $1,756 million during 2002. U.S. revenues increased primarily due to revenue growth in the Company's Endosurgery product lines, increased sales of the Cutting Balloon® catheter, and the launch of the Company's internally developed Express²™ coronary stent in the U.S., offset by decreases in NIR® coronary stent sales.

International revenues increased approximately 8 percent to $1,163 million during 2002. The increase in international revenues for the year ended December 31, 2002 was primarily due to growth in the Company's Endoscopy product lines and increased sales of coronary stents within the Company's Europe and Inter-Continental operating segments, partially offset by decreases in NIR® coronary stent sales in Japan.

Worldwide coronary stent sales declined approximately 8 percent to $318 million during 2002 due to the lack of physician acceptance of the NIR® coronary stent platform and competitive product launches. In September 2002, the Company launched its Express² coronary stent system in the U.S. The product has been well received in the market, increasing the Company's domestic coronary stent market share to greater than 20 percent during the fourth quarter of 2002. The Company anticipates the launch of its Express² coronary stent system in Japan in the third quarter of 2003.

The following table provides sales by region and relative change on an actual and constant foreign currency basis for the years ended December 31, 2002 and 2001, respectively.

	December 31,		Change	
(in millions)	2002	2001	At actual currency basis	At constant currency basis
United States	$ 1,756	$ 1,598	10%	10%
Europe	442	365	21%	15%
Japan	494	522	(5%)	(3%)
Inter-Continental	227	188	21%	27%
Worldwide	**$ 2,919**	**$ 2,673**	**9%**	**9%**

The following table provides worldwide sales by division and relative change on an actual and constant foreign currency basis for the years ended December 31, 2002 and 2001, respectively.

	December 31,		Change	
(in millions)	2002	2001	At actual currency basis	At constant currency basis
SCIMED	$ 1,709	$ 1,608	6%	6%
EPT	101	82	23%	22%
Target	169	151	12%	11%
Cardiovascular	**$ 1,979**	**$ 1,841**	**7%**	**8%**
Medi-tech	$ 231	$ 212	9%	11%
Endoscopy	513	451	14%	13%
Urology	196	169	16%	16%
Endosurgery	**$ 940**	**$ 832**	**13%**	**13%**
Worldwide	**$ 2,919**	**$ 2,673**	**9%**	**9%**

The Company's international operating regions and divisions are managed on a constant currency basis, while market risk from changes in currency exchange rates is managed at the corporate level.

Gross Profit

Gross profit increased to $2,049 million, or 70.2 percent of net sales, in 2002 from $1,754 million, or 65.6 percent of net sales, in 2001. The increase in gross profit in 2002 was primarily due to the increase in net sales, a $33 million reduction in costs related to the global operations plan and a $49 million provision recorded in 2001 for excess NIR® coronary stent inventories. Excluding these charges, gross profit percentage improved to 71.2 percent in 2002 from 69.8 percent in 2001 due to operational cost improvements achieved through the Company's global operations plan and to shifts in the Company's product sales mix toward higher margin products, primarily the Express™ coronary stent, partially offset by higher margin revenue declines in Japan.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales decreased to 34 percent in 2002 from 35 percent in 2001 and increased approximately $76 million to $1,002 million in 2002. The increase in expenses in 2002 is primarily attributable to costs incurred to expand and to strengthen the Company's SCIMED field sales force in Europe and the Endosurgery field sales force in the U.S.

Amortization Expense

Amortization expense decreased to $72 million in 2002 from $136 million in 2001 and decreased as a percentage of net sales to 2 percent from 5 percent. The decrease in 2002 is primarily a result of the adoption of Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets*. As a result of adoption of Statement No. 142, the Company realized a pre-tax benefit of approximately $46 million of amortization reductions for goodwill and indefinite-lived intangible assets in 2002. This benefit was partially offset by amortization of intangible assets related to businesses acquired in 2002 and 2001. The decrease is also a result of a $24 million pre-tax write-down of intangible assets in the second quarter of 2001 related to discontinued technology platforms. During 2002, the Company completed impairment reviews required by Statement No. 142; the Company did not recognize any impairment charges as a result of these reviews.

Royalties

During 2002, royalties remained at approximately 1 percent of net sales. The Company expects that its royalty expenses will increase in 2003 primarily due to royalties payable on sales of the Company's TAXUS™ paclitaxel-eluting stent system.

Research and Development Expenses

Research and development expenses increased to $343 million in 2002 from $275 million in 2001 and increased as a percentage of net sales to 12 percent from 10 percent. The investment in research and development dollars reflects spending on new product development programs as well as regulatory compliance and clinical research. The increase in research and development expense during 2002 is primarily attributable to investment in the development of and clinical trials relating to the Company's TAXUS drug-eluting stent program and to investment in development programs acquired in connection with the Company's business combinations consummated in 2001, primarily related to the Embolic Protection, Inc. (EPI) Filterwire™ embolic protection device. The Company spent approximately $60 million and $30 million on its drug-eluting stent program in 2002 and 2001, respectively. In addition, the Company spent approximately $30 million and $10 million on its EPI Filterwire platform in 2002 and 2001, respectively. The Company currently anticipates research and development expenses as a percentage of net sales to remain at approximately 12 percent in 2003, including $100 million of estimated spending on its drug-eluting stent program and $15 million of spending on its EPI Filterwire platform.

The TAXUS clinical program is a series of studies designed to collect data on Boston Scientific's proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting. Prior studies have demonstrated promising results by dramatically reducing restenosis. The proprietary polymer on the stent allows for controlled delivery of paclitaxel. Paclitaxel is a multifunctional microtubular inhibitor that controls platelets, smooth muscle cells and white blood cells, all of which are believed to contribute to restenosis. The Company initiated the TAXUS program in 1997.

The TAXUS I trial confirmed safety and reported zero thrombosis and zero restenosis. Clinical follow-up through 12 months continues to show favorable results. The TAXUS II trial studied the treatment of *de novo* coronary lesions and demonstrated both safety and efficacy using slow- and moderate-release formulations. Significant improvements were seen for clinical, angiographic and intravascular measures of stent performance compared with the bare metal control stent. The TAXUS III trial is a single-arm registry examining the feasibility of implanting up to two paclitaxel-eluting stents for the treatment of in-stent restenosis. The trial enrolled patients with complex vascular disease having recurrent occlusion in a stent, who have an increased probability of restenosis. Final six-month results from the TAXUS III trial confirmed safety and reported no stent thromboses. The TAXUS IV trial completed enrollment in August 2002 and nine-month follow-up is underway. TAXUS IV is a pivotal study designed to assess the safety and efficacy of the slow-release formulation to support regulatory filings for U.S. product commercialization; the Company plans on completing its Pre-Market Approval submission to the U.S. Food and Drug Administration (FDA) by the end of the second quarter of 2003. The TAXUS V trial has received conditional approval from the FDA to enroll patients and will study a higher risk patient population than TAXUS IV, including patients with disease in smaller vessels and longer lesions. TAXUS VI is studying patients with complex coronary artery disease and completed enrollment in January 2003. Boston Scientific has also initiated a transitional registry program (WISDOM) in a number of countries as part of a limited commercial launch of its TAXUS paclitaxel-eluting stent system. A European post-market registry (Milestone II) is expected to begin in the first quarter of 2003.

Interest Expense and Other, Net

Interest expense decreased to $43 million in 2002 from $59 million in 2001. The overall decrease in interest expense is primarily attributable to lower average interest rates. Other, net, was an expense of approximately $18 million in 2002 and income of approximately $3 million in 2001. The change is primarily due to a charitable donation of $18 million made during 2002 to fund the newly created Boston Scientific Foundation and to net losses of approximately $3 million related to the Company's equity investment portfolio. The Boston Scientific Foundation is a philanthropic organization whose mission is to improve the health of individuals and communities, and to enhance educational opportunities.

Tax Rate

The Company's reported tax rate was 32 percent and 223 percent in 2002 and 2001, respectively. The decrease was primarily due to a reduction in net special charges in 2002 and a refund of previously paid taxes, which resulted in a reduction of income tax expense of $15 million. The Company's effective tax rate, excluding the impact of after-tax special charges and credits, decreased to 29 percent in 2002 from 30 percent in 2001. Management currently estimates that the 2003 effective tax rate will be approximately 27 percent. The decreases are primarily attributable to shifts in the mix between the Company's U.S. and international businesses. The effective tax rate could be positively or negatively impacted by changes in the geographic mix of the Company's income or by future acquisitions, if any.

Years Ended December 31, 2001 and 2000

Net sales for the year ended December 31, 2001 were $2,673 million as compared to $2,664 million in 2000. Without the adverse impact of approximately $92 million arising from foreign currency fluctuations, net sales for 2001 increased 4 percent. The reported net loss for 2001 was $54 million, or $0.13 per share, as compared to reported net income of $373 million, or $0.91 per share (diluted), in 2000. The reported results for 2001 include after-tax charges of $377 million, which include a provision for purchased research and development related to acquisitions consummated in 2001; costs associated with the Company's global operations plan; a provision for excess inventory due to declining demand for the current NIR® coronary stent technology; and a write-down of intangible assets related to discontinued technology platforms. The reported results for 2000 include after-tax charges of $47 million, which include costs associated with the Company's global operations plan and a provision for excess NIR® coronary stent inventory. Exclusive of these charges, net income for 2001 was $323 million, or $0.80 per share (diluted), as compared to net income of $420 million, or $1.03 per share, in 2000.

Net Sales

U.S. revenues increased approximately 1 percent to $1,598 million during 2001, while international revenues decreased approximately 1 percent to $1,075 million. U.S. revenues increased due to revenue growth in the Company's product lines, including revenue generated by businesses acquired in 2001, offset by decreases in coronary stent sales. International revenues were negatively impacted by approximately $92 million of foreign exchange fluctuations. The decrease in international revenues was also due to declines in NIR® coronary stent sales. The reductions to international sales were partially offset by growth in the Company's product lines, including sales of products available through acquisitions, and the launch of the Company's internally developed Express™ coronary stent in European and other international markets.

Gross Profit

Gross profit decreased to $1,754 million and 65.6 percent of net sales in 2001 from $1,832 million and 68.8 percent of net sales in 2000. The decline in gross profit in 2001 is primarily due to a pre-tax provision recorded in 2001 of $49 million for excess NIR® coronary stent inventory. The excess position was driven primarily by declining demand for the NIR® coronary stent technology. The Company recorded a pre-tax provision of $5 million for excess NIR® coronary stent inventory in 2000.

Gross profit for the year ended December 31, 2001 was also negatively impacted by $62 million of pre-tax expenses associated with the Company's global operations plan, as compared to $11 million of such expenses in 2000. Excluding these charges, the gross profit percentage improved to 69.8 percent in 2001 from 69.4 percent in 2000 due to operational cost improvements and the Company's hedging activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales increased to 35 percent of sales in 2001 from 33 percent in 2000 and increased approximately $59 million to $926 million in 2001. The increase in expenses in 2001 is primarily attributable to costs associated with the businesses acquired in 2001 and incremental costs incurred to strengthen the Company's field sales force.

Amortization Expense

Amortization expense increased to $136 million in 2001 from $91 million in 2000 and increased as a percentage of net sales to 5 percent from 3 percent. The increase in 2001 is primarily a result of a $24 million write-down of intangible assets related to discontinued technology platforms and amortization of intangible assets related to businesses acquired in 2001.

Royalties

During 2001, royalties remained at approximately 1 percent of net sales.

Research and Development Expenses

Research and development expenses increased to $275 million in 2001 from $199 million in 2000 and increased as a percentage of net sales to 10 percent from 7 percent. The increase in research and development is primarily due to increased funding for the development of, and the clinical trials related to, new products, including the Company's Express™ coronary stent platform, its TAXUS™ drug-eluting stent program, its carotid program and programs acquired in connection with the Company's business combinations consummated in 2001.

Interest Expense and Other, Net

Interest expense decreased to $59 million in 2001 from $70 million in 2000. The overall decrease in interest expense is primarily attributable to lower average interest rates. Other income, net, decreased to approximately $3 million in 2001 from approximately $17 million in 2000. The change is primarily due to net gains recognized on sales of available-for-sale securities in 2000 and to net gains recorded on derivative financial instruments in 2000.

Tax Rate

The Company's reported tax rate was 223 percent and 29 percent in 2001 and 2000, respectively. The increase was primarily due to an increase in special charges in 2001. The Company's effective tax rate, excluding the impact of in-process research and development related to the 2001 acquisitions and restructuring-related charges, was 30 percent for both 2001 and 2000.

Global Operations Strategy Update

During 2000, the Company approved and committed to a global operations plan consisting of a series of strategic initiatives designed to increase productivity and enhance innovation. The plan includes manufacturing process and supply chain programs and a plant optimization initiative. The plant optimization initiative has created a better allocation of the Company's resources by forming a more effective network of manufacturing and research and development facilities.

During the second quarter of 2002, the Company substantially completed the plant optimization initiative. The Company recorded pre-tax expenses of approximately $23 million as cost of sales in 2002 primarily related to transition costs associated with the plant optimization plan and to abnormal production variances related to underutilized plant capacity. In addition, during the second quarter of 2002, the Company recorded a $6 million pre-tax charge to cost of sales for severance and related costs associated with its global operations strategy. The approximately 250 affected employees included manufacturing, manufacturing support and management employees. The reductions resulted from the Company's continued achievement of operational efficiencies within its plant network and its continued effort to manage costs. During 2001, the Company recorded pre-tax expenses of approximately $62 million as cost of sales, primarily related to transition costs and accelerated depreciation on fixed assets whose useful lives were reduced as a result of the initiative. During 2000, the Company recorded a $58 million pre-tax special charge for severance and related costs associated with the displacement of the approximately 1,700 manufacturing, manufacturing support and management employees under the plan. In addition, the Company recorded pre-tax expenses of $11 million during 2000 related to transition costs and accelerated depreciation. At December 31, 2002, the Company had made cash outlays of approximately $160 million since the inception of the global operations strategy and had approximately $4 million of accrued severance and related costs remaining associated with its global operations strategy initiatives. The accrued costs are expected to be paid by the end of 2003.

During 2002, the Company achieved pre-tax operating savings, relative to the plan's base year of 1999, of approximately $220 million. The Company estimates that the global operations plan will achieve future pre-tax operating savings, relative to the base year, of approximately $250 million in annualized savings in 2003 and thereafter. These savings will be realized primarily as reduced cost of sales. Savings to date have been partially offset by price erosion and the effects of foreign currency fluctuations relative to the base year. Additionally, the Company continues to use the majority of these savings to fund its increased investment in research and development.

Litigation Settlements

During the third quarter of 2002, the Company entered into an agreement to settle a number of patent infringement lawsuits between the Company and Medtronic, Inc. (Medtronic). The settlement resolved the Company's damage claims against Medtronic arising out of a German court case and a U.S. arbitration proceeding involving Medtronic rapid exchange stent delivery systems and angioplasty dilatation balloon catheters. In accordance with the settlement agreement, during the third quarter of 2002, Medtronic paid the Company approximately $175 million to settle damage award claims for past infringement. In addition, during the third quarter of 2002, the Company recorded a net charge of approximately $76 million for settlement of litigation related to rapid exchange catheter technology.

Purchased Research and Development

During 2002, the Company paid approximately $187 million in cash to acquire Smart Therapeutics, Inc. (Smart), BEI Medical Systems Company, Inc. and Enteric Medical Technologies, Inc. (EMT). During 2001, the Company paid approximately $620 million in cash and issued approximately 1.9 million shares valued at $40 million to acquire RadioTherapeutics Corporation, Cardiac Pathways Corporation, Interventional Technologies, Inc. (IVT), Quanam Medical Corporation, Catheter Innovations, Inc. and Embolic Protection, Inc. (EPI). These acquisitions are intended to strengthen the Company's leadership position in interventional medicine. The acquisitions were accounted for using the purchase method of accounting. The consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition. Pro forma information is not presented, as the acquired companies' results of operations prior to their date of acquisition are not material, individually or in the aggregate, to the Company.

The purchase price recorded for each acquisition has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The estimated excess of purchase price over the fair value of the net tangible assets acquired was allocated to identifiable intangible assets, as valued by an independent appraiser using information and assumptions provided by management. Based upon these valuations, the Company recorded charges of approximately $85 million in 2002 and $282 million in 2001 to account for purchased research and development. The valuation of purchased research and development, for which management is primarily responsible, represents the estimated fair value at the date of acquisition related to in-process projects. As of the date of acquisition, the in-process projects had not yet reached technological feasibility and had no alternative future uses. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the product. Accordingly, the value attributable to these projects, which had not yet obtained regulatory approval, was expensed in conjunction with the acquisition. If the projects are not successful or completed in a timely manner, the Company may not realize the financial benefits expected for these projects.

The income approach was used to establish the fair values of purchased research and development. This approach establishes fair value by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to a present value. Revenue estimates were based on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the in-process research and development projects, the Company considered, among other factors, the in-process project's stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at a present value as of the date of acquisition was based on the time value of money and medical technology investment risk factors. For the purchased research and development programs acquired in connection with the 2002 acquisitions, risk-adjusted discount rates ranging from 17 percent to 26 percent were utilized to discount the projected cash flows. For the purchased research and development programs acquired in connection with the 2001 acquisitions, risk-adjusted discount rates ranging from 16 percent to 28 percent were utilized to discount the projected cash flows. The Company believes that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The most significant projects, relative to the purchased research and development charge recorded in connection with the acquisitions consummated in 2002, are EMT's Enteryx™ technology for the treatment of gastroesophageal reflux disease (GERD) and Smart's atherosclerosis stent, which collectively represent approximately 82 percent of the 2002 in-process value. Enteryx is a patented liquid polymer for the treatment of GERD. The atherosclerosis stent is a self-expanding nitinol stent designed to treat narrowing of the arteries around the brain. As of the date of acquisition, the projects were expected to be completed and the products commercially available on a worldwide basis within one to four years, with an estimated cost to complete of approximately $2 million to $13 million.

The most significant projects, relative to the purchased research and development charge recorded in connection with the acquisitions consummated in 2001, are IVT's next-generation Cutting Balloon® catheter, the next-generation Infiltrator® transluminal drug-delivery catheter and EPI's next-generation embolic protection devices, which collectively represent approximately 63 percent of the 2001 in-process value. The Cutting Balloon is a novel balloon angioplasty device with mounted scalpels that relieve stress in the artery, reducing the force necessary to expand the vessel. This contributes to less inadvertent arterial trauma and injury as compared to standard balloon angioplasty. The Infiltrator transluminal drug-delivery catheter is designed to deliver therapeutic agents directly into the wall of the artery with high levels of efficiency. The embolic protection devices are filters that are mounted on a guidewire and are used to capture embolic material that is dislodged during cardiovascular interventions. As of the date of acquisition, the projects were expected to be completed and the products to be commercially available on a worldwide basis within one to four years, with an estimated cost to complete of approximately $30 million to $45 million.

The Company's acquired research and development projects are generally progressing in line with the estimates set forth above, with the exception of IVT's next-generation Infiltrator transluminal drug-delivery catheter project. Due to alternative drug-delivery products available to the Company, the Company has reduced its future revenue projections for this product. The Company expects to continue to pursue this and other research and development projects acquired in connection with its business combinations and believes it has a reasonable chance of completing the projects.

Outlook

The worldwide coronary stent market is dynamic and highly competitive with significant market share volatility. The introduction of drug-eluting stents is likely to have a significant impact on the market size for coronary stents and on the distribution of market share across the industry. The Company believes drug-eluting stent technology represents one of the largest market opportunities in the history of the medical device industry. It is estimated that the annual worldwide market for coronary stents, including drug-eluting stents, may grow to $5 billion by 2005, compared to approximately $2.2 billion today. Although the Company believes it is positioned to be one of only two early entrants in this market, uncertainties exist about the rate of development and size of this new market.

The Company believes it is poised to take advantage of the drug-eluting stent opportunity for a variety of reasons, including its more than five years of scientifically rigorous research and development, the promising clinical results of its TAXUS™ program, the combined strength of the components of its technology, its overall market leadership, and the largest sales force in interventional cardiology. In addition, in order to capitalize on this opportunity, the Company is making significant investments in its sales, clinical and manufacturing capabilities.

Recognizing the promise and benefits of drug-eluting stents, physicians are expected to rapidly adopt this new technology. In addition, initial reimbursement rates have already been set in the United States.

The Company's success with drug-eluting stents, and its ability to improve operating margins, could be adversely affected by more gradual physician adoption rates, changes in reimbursement policies, delayed or limited regulatory approvals, unexpected variations in clinical results, the earlier availability of a competitor's technology, third-party intellectual property, the outcome of litigation and the availability of inventory to meet customer demand. A more gradual physician adoption rate may limit the number of procedures in which the technology may be used and the price at which institutions may be willing to purchase the technology. Together, these and other factors contribute to the uncertainty surrounding the evolution of the drug-eluting stent market and the Company's position in it.

It is expected that one of the Company's competitors will launch a drug-eluting stent into the U.S. market in the first half of 2003, while the Company's drug-eluting stent product is expected to be launched in the U.S. in late 2003. In addition, several of the Company's competitors are expected to launch bare metal stent products into the U.S. market during 2003. Until the Company launches its drug-eluting stent product, it is likely that its U.S. coronary stent business will be subject to significant share and price pressure; however, the Company expects to achieve growth in its U.S. coronary stent business in 2003 as compared to 2002. During the first quarter of 2003, the Company received CE Mark approval for its TAXUS paclitaxel-eluting stent system, and launched the product in Europe and other international markets. The Company plans to launch its drug-eluting stent product in Japan in early 2005, subject to regulatory approvals.

As the health care environment continues to undergo rapid change, management expects that it will continue to focus on strategic initiatives and make additional investments in existing relationships. During 2002 and 2001, the Company consummated several business acquisitions and strategic alliances. Management believes it has developed a sound plan to integrate these businesses. The failure to successfully integrate these businesses could impair the Company's ability to realize the strategic and financial objectives of these transactions. In connection with these and other acquisitions consummated during the last five years, the Company has acquired numerous in-process research and development platforms. As the Company continues to undertake strategic initiatives, it is reasonable to assume that it will acquire additional in-process research and development platforms.

Uncertainty remains with regard to future changes within the health care industry. The trend toward managed care and economically motivated and more sophisticated buyers in the U.S. may result in continued pressure on selling prices of certain products and compression of gross margins. Further, the U.S. marketplace is increasingly characterized by consolidation among health care providers and purchasers of medical devices who prefer to limit the number of suppliers from which they purchase medical products. There can be no assurance that these entities will continue to purchase products from the Company.

International markets are also being affected by economic pressure to contain reimbursement levels and health care costs. The Company's profitability from its international operations may be limited by risks and uncertainties related to economic conditions in these regions, regulatory and reimbursement approvals, competitive offerings, infrastructure development, rights to intellectual property and the ability of the Company to implement its overall business strategy. Any significant changes in the competitive, political, regulatory, reimbursement or economic environment where the Company conducts international operations may have a material impact on revenues and profits, especially in Japan, given its high profitability relative to its contribution to revenues. The Company's Japan business is expected to be under continued pressure, particularly in coronary stents, due to competitive product offerings and the lack of physician acceptance of the NIR® coronary stent platform. The Company anticipates the launch of its Express²™ coronary stent system in Japan in the third quarter of 2003. Deterioration in the Japanese and/or emerging markets economies may impact the Company's ability to grow its business and to collect its accounts receivable in international markets. Additionally, the trend in countries around the world toward more stringent regulatory requirements for product clearance, changing reimbursement models and more vigorous enforcement activities has generally caused or may cause medical device manufacturers to experience more uncertainty, greater risk and higher expenses.

These factors may impact the rate at which the Company can grow. However, management believes that it is positioning the Company to take advantage of opportunities that exist in the markets it serves.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from those estimates. The Company has formal accounting policies in place including those that address critical and complex accounting areas. Note A to the consolidated financial statements describes the significant accounting policies used in the preparation of the consolidated financial statements. The most significant areas involving management judgments and estimates are described below.

Revenue Recognition: The Company recognizes revenue from the sale of its products when the products are shipped to its customers unless a consignment arrangement exists. Revenue from consignment customers is recognized based on product usage indicating sales are complete. The Company allows its customers to return certain products for credit. The Company also allows customers to return defective or damaged products for credit or replacement. The Company's estimates for sales returns, rebates and discounts are based upon contractual commitments and historical trends and are recorded as a reduction to revenue.

Intangible Assets: Intangible assets are recorded at historical cost. Intangible assets acquired in a business combination, including purchased research and development, are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. The fair values of acquired intangible assets are determined by an independent appraiser using information and assumptions provided by management. Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets acquired.

The Company's intangible assets are amortized using the straight-line method over their useful lives, as applicable, as follows: patents, 3 to 20 years; licenses, 2 to 20 years; definite-lived core and developed technology, 3 to 25 years; other intangibles, various. In the first quarter of 2002, the Company ceased amortization of its excess of cost over net assets acquired (goodwill) and certain other indefinite-lived intangible assets in accordance with Statement No. 142. The Company had $827 million and $765 million of net intangible assets that are subject to amortization at December 31, 2002 and 2001, respectively, and $1,540 million and $1,299 million of goodwill and other indefinite-lived intangible assets at December 31, 2002 and 2001, respectively.

The Company reviews intangible assets at least annually to determine if any adverse conditions exist that would indicate impairment. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or assessment by a regulator. If the carrying amount of an asset exceeds the sum of its undiscounted cash flows, the carrying value is written down to fair value in the period identified. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate. Goodwill is reviewed at least annually for impairment utilizing the two-step business unit approach prescribed under Statement No. 142. Indefinite-lived intangible assets are reviewed at least annually for impairment by calculating the fair value of the intangible assets and comparing these amounts to the related carrying values.

Inventories: Inventories are stated at the lower of first-in, first-out cost or market. Provisions for excess inventory are primarily based on management's estimates of forecasted sales levels. A significant decline in demand for the Company's products as compared to forecasted amounts may result in the recording of additional provisions for excess inventory in the future. Provisions for inventory located in the Company's manufacturing and distribution facilities are recorded as cost of sales. Generally, write-downs of consignment inventory are charged to selling, general and administrative expenses.

Legal Costs: The Company is involved in various lawsuits, including patent infringement and product liability suits, from time to time in the normal course of business. In some cases, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures. The Company accrues costs of settlement, damages and, under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, such costs are expensed as incurred. As of December 31, 2002, the potential exposure for litigation-related accruable costs is estimated to range from $4 million to $10 million. The Company's total accrual for litigation-related reserves as of December 31, 2002 and 2001 was approximately $4 million and $6 million, respectively. As of December 31, 2002, the range of loss for reasonably possible contingencies that can be estimated is not material.

Income Taxes: The Company utilizes the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has recognized net deferred tax assets aggregating $68 million at December 31, 2002 and $131 million at December 31, 2001. The assets relate principally to the establishment of inventory and product-related reserves, purchased research and development and net operating loss carryforwards. In light of the Company's historical financial performance, the Company believes that these assets will be substantially recovered.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years. The Company expects to settle some of these audits over the next several quarters. As these audits are settled the Company will adjust previous estimates for accrued taxes.

Liquidity and Capital Resources

Cash generated by operations provides a major source of funds for the growth of the Company, including working capital, additions to property, plant and equipment, acquisitions and strategic alliances. Cash provided by operating activities increased to $736 million in 2002 from $490 million in 2001. The increase is primarily due to the growth in the Company's earnings before special charges, cash received in connection with litigation settlements, changes in deferred income taxes and continued improvement of inventory management. In addition, the Company received approximately $107 million during 2002 in connection with the issuance of shares pursuant to its stock option and employee stock purchase plans. Cash proceeds during the period were primarily used to fund acquisitions, strategic alliances, capital expenditures and to reduce the Company's borrowings.

During 2002, the Company significantly improved its financial position by reducing its net debt (debt net of cash and cash equivalents) to $658 million at December 31, 2002 from $1,024 million at the end of 2001. As of December 31, 2002, net debt represented 19 percent of capital (total stockholders' equity plus total debt) as compared to 32 percent of capital as of December 31, 2001. Cash and cash equivalents totaled $277 million at December 31, 2002, compared to $180 million at December 31, 2001. The Company had $285 million and $275 million of working capital at December 31, 2002 and 2001, respectively. The Company's working capital position at December 31, 2002, relative to December 31, 2001, was affected by an increase in accrued liabilities, a reduction of short-term debt and increases in the Company's cash balances held at subsidiaries outside the U.S. The Company's accrued liabilities at December 31, 2002 include $195 million of acquisition obligations, which were paid in the first quarter of 2003.

The Company had approximately $88 million and $99 million of commercial paper outstanding at December 31, 2002 and 2001, respectively, at weighted average interest rates of 1.50 percent and 2.33 percent, respectively. In addition, the Company had approximately $113 million and $547 million in unsecured revolving credit facility borrowings outstanding at December 31, 2002 and 2001, respectively, at weighted average interest rates of 0.58 percent and 1.95 percent, respectively.

At December 31, 2002, the revolving credit facilities totaled approximately $1.6 billion, consisting of a $1 billion credit facility that terminates in May 2003 and a $600 million credit facility that terminates in August 2006. The revolving credit facilities also support the Company's commercial paper borrowings. The revolving credit facilities require the Company to maintain a specific ratio of consolidated total debt (as defined) to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (as defined) of less than or equal to 3.5 to 1. The ratio was approximately 1.1 to 1 at December 31, 2002 compared to 1.9 to 1 at December 31, 2001. In addition, the revolving credit facilities require the Company to maintain a specific ratio of consolidated EBITDA (as defined) to consolidated interest expense (as defined) of greater than or equal to 3.5 to 1. The ratio was approximately 19.6 to 1 at December 31, 2002 compared to 10.4 to 1 at December 31, 2001. The Company intends to refinance its $1 billion credit facility terminating in May 2003 with a new credit facility of up to $1 billion having similar terms and conditions.

In August 2002, the Company entered into a revolving credit and security facility providing for up to $200 million of additional borrowing capacity secured by the Company's domestic trade accounts receivable. The maximum amount available for borrowing under this facility changes based upon the amount of eligible receivables, concentration of eligible receivables and other factors. At December 31, 2002, $197 million was outstanding under this facility and bore interest at 1.89 percent. Certain significant changes in the quality of the Company's receivables may cause an amortization event under this facility. An amortization event may require the Company to immediately repay borrowings under the facility. The financing structure required the Company to create a wholly owned entity, which is consolidated by the Company. This entity purchases U.S. trade accounts receivable from the Company and then borrows from two third-party financial institutions using these receivables as collateral. The transactions remain on the Company's balance sheet because the Company has the right to prepay any borrowings outstanding, allowing the Company to retain effective control over the receivables. Accordingly, pledged receivables and the corresponding borrowings are included as trade accounts receivable, net and long-term debt, respectively, on the accompanying consolidated balance sheets.

The Company has the ability to refinance a portion of its short-term debt on a long-term basis through its revolving credit facilities. The Company expects a minimum of $320 million of its bank obligations will remain outstanding beyond the next twelve months and, accordingly, has classified this portion as long-term borrowings at December 31, 2002, compared to $471 million of bank obligations classified as long-term at December 31, 2001.

The Company had $500 million of senior notes (the Notes) outstanding at December 31, 2002. The Notes mature in March 2005, bear a semi-annual coupon of 6.625 percent, and are not redeemable prior to maturity or subject to any sinking fund requirements. During 2001, the Company entered into a fixed to floating interest rate swap to hedge changes in the fair value of the Notes, which the Company elected to terminate in October 2002. At the date of termination, the fair value of the swap and cash received was approximately $13 million. The Company will amortize the $13 million adjustment to the carrying amount of the Notes into earnings on a straight-line basis through the maturity date of the Notes. The carrying amount of the Notes was approximately $511 million and $485 million at December 31, 2002 and 2001, respectively.

During the first quarter of 2002, the Company repaid 6 billion Japanese yen (translated to approximately $45 million at the date of repayment and $46 million at December 31, 2001) of borrowings outstanding with a syndicate of Japanese banks. In addition, the Company had approximately 800 million Japanese yen (translated to approximately $6 million) at December 31, 2002 and 1 billion Japanese yen (translated to approximately $7 million) at December 31, 2001 of borrowings outstanding from a Japanese bank used to finance a facility construction project. The interest rate on the borrowings is 2.1 percent and semi-annual principal payments are due through 2012.

The Company has uncommitted Japanese credit facilities with several commercial banks, which provided for borrowings and promissory notes discounting of up to 14.5 billion Japanese yen (translated to approximately $122 million) at December 31, 2002 and up to 15 billion Japanese yen (translated to approximately $115 million) at December 31, 2001. There were $7 million in borrowings outstanding under the Japanese credit facilities at an interest rate of 1.38 percent at December 31, 2002, compared to $8 million in borrowings at an interest rate of 1.38 percent at December 31, 2001. At December 31, 2002, approximately $102 million of notes receivable were discounted at average interest rates of approximately 1.38 percent compared to $88 million of discounted notes receivable at average interest rates of approximately 1.38 percent at December 31, 2001.

Certain of the Company's 2001 and 2002 business combinations involve contingent consideration. These payments would be allocated to specific intangible asset categories or assigned to excess of cost over net assets acquired, as applicable, as if the consideration had been paid as of the date of acquisition. Payment of the additional consideration is generally contingent upon the acquired companies' reaching certain performance milestones, including achieving specified revenue levels, product development targets or obtaining regulatory approvals. At December 31, 2002, the Company had an accrual for acquisition obligations of $195 million that was paid during the first quarter of 2003. In addition, the maximum potential amount of future contingent consideration (undiscounted) that the Company could be required to make associated with its 2001 and 2002 business combinations is approximately $500 million, some of which may be payable in the Company's common stock. The milestones associated with this contingent consideration must be reached in certain future periods ranging from 2003 through 2007. The specified revenue levels associated with the maximum future contingent payments is approximately $800 million.

The Company has future minimum rental commitments under noncancelable capital and operating lease agreements of $176 million as of December 31, 2002. The related lease agreements expire on various dates over the next fifteen years. The Company expects to make payments of $41 million under its noncancelable capital and operating lease agreements during 2003.

The Company is authorized to purchase on the open market and in private transactions up to approximately 60 million shares of the Company's common stock. Stock repurchased would principally be used to satisfy the Company's obligations pursuant to its equity incentive plans, but may also be used for general corporate purposes, including acquisitions. As of

December 31, 2002, a total of approximately 38 million shares of the Company's common stock have been repurchased. During the first quarter of 2003, the Company repurchased approximately 4.5 million shares at an aggregate cost of $189 million.

Additionally, the Company expects to incur capital expenditures of approximately $200 million during 2003. The Company expects that its cash and cash equivalents, marketable securities, cash flows from operating activities and borrowing capacity will be sufficient to meet its projected operating cash needs over the next twelve months, including capital expenditures, rental commitments, tax payments, stock repurchases, acquisition-related payments and other strategic initiatives.

Market Risk Disclosures

The Company operates globally, and its earnings and cash flow are exposed to market risk from changes in currency exchange rates and interest rates. The Company addresses these risks through a risk management program that includes the use of derivative instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative purposes. Gains and losses on derivative instruments substantially offset losses and gains on underlying hedged exposures. Furthermore, the Company manages its credit exposure to nonperformance on such derivative instruments by entering into contracts with a diversified group of major financial institutions to limit the amount of credit exposure to any one institution.

Currency risk consists primarily of foreign currency denominated firm commitments, forecasted foreign currency denominated intercompany and third-party transactions, and net investments in certain subsidiaries. The Company uses both non-derivative (primarily foreign currency denominated borrowings) and derivative instruments to manage its earnings and cash flow exposure to changes in currency exchange rates. The Company had currency derivative instruments outstanding in the notional amounts of $1,318 million and $864 million at December 31, 2002 and 2001, respectively. The Company recorded $15 million of assets and $27 million of liabilities to recognize the fair value of these instruments at December 31, 2002, compared to $76 million of assets and no liabilities at December 31, 2001. A 10 percent appreciation in the U.S. dollar's value relative to the hedged currencies would increase the derivative instruments' fair value by $75 million and $70 million at December 31, 2002 and 2001, respectively. A 10 percent depreciation in the U.S. dollar's value relative to the hedged currencies would decrease the derivative instruments' fair value by $91 million and $70 million at December 31, 2002 and 2001, respectively. Any increase or decrease in the fair value of the Company's currency exchange rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying asset, liability or cash flow.

The Company's earnings and cash flow exposure to interest rates consists of fixed and floating rate debt instruments that are denominated primarily in U.S. dollars and Japanese yen. The Company uses interest rate derivative instruments to manage its exposure to interest rate movements and to reduce borrowing costs by converting floating rate debt into fixed rate debt or fixed rate debt into floating rate debt. The Company had interest rate derivative instruments outstanding in the notional amounts of $63 million and $557 million at December 31, 2002 and 2001, respectively. The Company recorded an immaterial amount of other long-term liabilities to recognize the fair value of these instruments at December 31, 2002, compared to $15 million of other long-term liabilities at December 31, 2001. A 100 basis point change in global interest rates would not have resulted in a material change in the derivative instruments' fair values at December 31, 2002 or 2001. Any increase or decrease in the fair value of the Company's interest rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying liability.

Legal Matters

The Company is involved in various legal proceedings, including patent infringement and product liability suits, from time to time in the normal course of business. In management's opinion, the Company is not currently involved in any legal proceeding other than those specifically identified in Note L to the consolidated financial statements contained herein, which, individually or in the aggregate, could have a material effect on the financial condition, operations and/or cash flows of the Company. Additionally, legal costs associated with asserting the Company's patent portfolio and defending against claims that the Company's products infringe the intellectual property of others are significant, and legal costs associated with non-patent litigation and compliance activities are rising. Depending on the prevalence, significance and complexity of these matters, the Company's legal provision could be adversely affected in the future.

Further, product liability claims against the Company may be asserted in the future related to events not known to management at the present time. As a result of current economic factors impacting the insurance industry, during the third quarter of 2002, the Company elected to become substantially self-insured with respect to general and product liability claims. Losses for claims in excess of the limits of purchased insurance would be recorded at the time and to the extent they are probable and estimable. Management believes that the Company's risk management practices, including limited insurance coverage, are reasonably adequate to protect against anticipated general and product liability losses. However, unanticipated catastrophic losses could have a material adverse impact on the Company's financial position, results of operations and liquidity.

Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Forward-looking statements discussed in this report include, but are not limited to, statements with respect to, and the Company's performance may be affected by:

- volatility in the coronary stent market, competitive offerings and the timing of submission for and receipt of regulatory approvals to market TAXUS™ drug-eluting stents and other coronary and peripheral stent platforms;
- the Company's ability to launch the Express²™ coronary stent in the Japanese market in the third quarter of 2003 and the TAXUS drug-eluting stent in the U.S. and Japanese markets in late 2003 and early 2005, respectively;
- the impact and timing of the introduction of drug-eluting stents on the size and distribution of share within the coronary stent market in the U.S. and around the world;
- the Company's ability to capitalize on the opportunity in the drug-eluting stent market for significant growth in revenue and earnings and to supply sufficient inventory to meet customer demand;
- the Company's ability to achieve growth in its worldwide and domestic coronary stent business in the face of competitive pressure and the introduction of drug-eluting stents;
- the continued decline in NIR® coronary stent sales in Japan and changes in the mix of the Company's coronary stent platforms;
- the development and introduction of competing or technologically advanced products by the Company's competitors;
- the Company's ability to achieve estimated operating savings and operating efficiencies from the global operations plan;

- the ability of the Company to manage accounts receivable and gross margins and to react effectively to the changing managed care environment, reimbursement models and worldwide economic and political conditions;
- the Company's ability to integrate the acquisitions consummated in 2001 and 2002 and the Company's other strategic alliances;
- the Company's ability to generate anticipated revenues and other benefits associated with the 2001 and 2002 acquisitions and strategic alliances and to fund related contingent payments;
- management's decisions relating to investments in research and development at anticipated levels in 2003, including $100 million of spending on its drug-eluting stent program and $15 million of spending on its EPI Filterwire™ platform;
- the Company's ability to successfully complete planned clinical trials and to develop and launch products on a timely basis within cost estimates, including products resulting from purchased research and development;
- the Company's ability to position itself as one of two early entrants in the drug-eluting stent market and to take advantage of opportunities that exist in the markets it serves;
- the timing, size and nature of strategic initiatives, market opportunities and research and development platforms available to the Company and the ultimate success of these initiatives;
- the Company's ability to reduce its effective tax rate for 2003 to 27 percent, to settle tax audits favorably and to substantially recover its net deferred tax assets;
- the ability of the Company to meet its projected cash needs, to refinance expiring credit facilities and to maintain its borrowings beyond the next twelve months;
- risks associated with international operations;
- the potential effect of foreign currency fluctuations on revenues, expenses and resulting margins;
- the effect of litigation, risk management practices and compliance activities on the Company's loss contingency, legal provision and cash flow; and
- the impact of stockholder, patent, product liability, Federal Trade Commission, Medinol Ltd. and other litigation, as well as the ultimate outcome of the U.S. Department of Justice investigation.

Several important factors, in addition to the specific factors discussed in connection with each forward-looking statement individually, could affect the future results and growth rates of the Company and could cause those results and rates to differ materially from those expressed in the forward-looking statements contained in this report. These additional factors include, among other things, future economic, competitive, reimbursement and regulatory conditions, new product introductions, demographic trends, third-party intellectual property, financial market conditions and future business decisions of the Company and its competitors, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Therefore, the Company wishes to caution each reader of this report to consider carefully these factors as well as the specific factors discussed with each forward-looking statement in this report and as disclosed in the Company's filings with the Securities and Exchange Commission. These factors, in some cases, have affected, and in the future (together with other factors) could affect, the ability of the Company to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this report.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN MILLIONS, EXCEPT PER SHARE DATA)

Year Ended December 31,	2002	2001	2000
Net sales	$2,919	$2,673	$2,664
Cost of products sold	870	919	832
Gross profit	2,049	1,754	1,832
Selling, general and administrative expenses	1,002	926	867
Amortization expense	72	136	91
Royalties	36	35	37
Research and development expenses	343	275	199
Purchased research and development	85	282	
Restructuring charges			58
Litigation settlements, net	(99)		
	1,439	1,654	1,252
Operating income	610	100	580
Other income (expense):			
Interest expense	(43)	(59)	(70)
Other, net	(18)	3	17
Income before income taxes	549	44	527
Income taxes	176	98	154
Net income (loss)	**$ 373**	**$ (54)**	**$ 373**
Net income (loss) per common share – basic	**$ 0.92**	**$ (0.13)**	**$ 0.92**
Net income (loss) per common share – assuming dilution	**$ 0.90**	**$ (0.13)**	**$ 0.91**

(see notes to consolidated financial statements)

CONSOLIDATED BALANCE SHEETS

(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

December 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 277	$ 180
Trade accounts receivable, net	435	370
Inventories	243	303
Deferred income taxes	168	174
Prepaid expenses and other current assets	85	79
Total current assets	1,208	1,106
Property, plant and equipment, net	636	592
Excess of cost over net assets acquired	1,168	928
Technology – core, net	553	541
Technology – developed, net	217	221
Patents, net	316	264
Licenses and other intangibles, net	113	110
Investments	210	154
Other assets	29	58
	$ 4,450	$ 3,974

(see notes to consolidated financial statements)

CONSOLIDATED BALANCE SHEETS

(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

December 31, **Liabilities and Stockholders' Equity**	**2002**	**2001**
Current liabilities:		
Commercial paper	$ 88	$ 99
Bank obligations		132
Accounts payable	66	54
Accrued expenses	639	421
Income taxes payable	102	115
Other current liabilities	28	10
Total current liabilities	923	831
Long-term debt	847	973
Deferred income taxes	100	43
Other long-term liabilities	113	112
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $ .01 par value – authorized 50,000,000 shares, none issued and outstanding		
Common stock, $ .01 par value – authorized 600,000,000 shares, 414,882,413 shares issued at December 31, 2002 and 2001	4	4
Additional paid-in capital	1,250	1,225
Treasury stock, at cost – 3,490,451 shares at December 31, 2002 and 9,628,790 shares at December 31, 2001	(54)	(173)
Deferred compensation		(10)
Retained earnings	1,394	1,031
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustment	(119)	(131)
Unrealized (loss) gain on available-for-sale securities, net	(2)	25
Unrealized (loss) gain on derivative financial instruments, net	(4)	44
Minimum pension liability	(2)	
Total stockholders' equity	2,467	2,015
	$ 4,450	**$ 3,974**

(see notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(IN MILLIONS, EXCEPT SHARE DATA)

	Common Stock: Shares Issued (in thousands)	Common Stock: Par Value	Additional Paid-In Capital	Treasury Stock	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at December 31, 1999	**414,882**	**$ 4**	**$ 1,210**	**$ (126)**	**$**	**$ 752**	**$ (116)**	**$ 326**
Comprehensive income:								
Net income						373		$ 373
Other comprehensive income (expense), net of tax:								
Foreign currency translation adjustment							(19)	(19)
Net change in equity investments							10	10
Net change in derivative financial instruments							27	27
Issuance of common stock			(7)	45		(9)		
Issuance of restricted stock			2	24	(26)			
Cancellation of restricted stock				(3)	3			
Purchases of common stock for treasury				(222)				
Tax benefit relating to incentive stock option and employee stock purchase plans			5					
Amortization of deferred compensation					8			
Balance at December 31, 2000	**414,882**	**4**	**1,210**	**(282)**	**(15)**	**1,116**	**(98)**	**$ 391**
Comprehensive loss:								
Net loss						(54)		$ (54)
Other comprehensive income, net of tax:								
Foreign currency translation adjustment							11	11
Net change in equity investments							8	8
Net change in derivative financial instruments							17	17
Issuance of common stock			(6)	75		(27)		
Issuance of common stock for acquisitions			13	36	(9)	(4)		
Cancellation of restricted stock				(2)	2			
Tax benefit relating to incentive stock option and employee stock purchase plans			8					
Amortization of deferred compensation					12			
Balance at December 31, 2001	**414,882**	**4**	**1,225**	**(173)**	**(10)**	**1,031**	**(62)**	**$ (18)**
Comprehensive income:								
Net income						373		$ 373
Other comprehensive income (expense), net of tax:								
Foreign currency translation adjustment							12	12
Net change in equity investments							(27)	(27)
Net change in derivative financial instruments							(48)	(48)
Net change in minimum pension liability							(2)	(2)
Issuance of common stock			(3)	120		(10)		
Cancellation of restricted stock				(1)				
Tax benefit relating to incentive stock option and employee stock purchase plans			28					
Amortization of deferred compensation					10			
Balance at December 31, 2002	**414,882**	**$ 4**	**$ 1,250**	**$ (54)**	**$**	**$ 1,394**	**$ (127)**	**$ 308**

(see notes to consolidated financial statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN MILLIONS)

Year Ended December 31,	2002	2001	2000
Operating Activities:			
Net income (loss)	$ 373	$ (54)	$ 373
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Gain on sale of equity investments	(26)	(11)	(14)
Depreciation and amortization	161	232	181
Deferred income taxes	142	8	2
Purchased research and development	85	282	
Tax benefit relating to stock option and employee stock purchase plans	28	8	5
Increase (decrease) in cash flows from operating assets and liabilities:			
Trade accounts receivable	(51)	(6)	78
Inventories	63	53	15
Prepaid expenses and other assets	(38)	(9)	(24)
Accounts payable and accrued expenses	56	28	(27)
Accrual for restructuring and merger-related charges	(49)	(31)	45
Other liabilities	(17)	(22)	91
Other, net	9	12	14
Cash provided by operating activities	736	490	739
Investing Activities:			
Purchases of property, plant and equipment	(112)	(121)	(76)
Proceeds from sales of property, plant and equipment	2	5	4
Sales of available-for-sale securities	31	20	15
Acquisitions of businesses, net of cash acquired	(187)	(620)	
Payments for acquisitions of and/or investments in certain technologies, net	(202)	(84)	(50)
Cash used for investing activities	(468)	(800)	(107)
Financing Activities:			
Net (decrease) increase in commercial paper	(11)	43	(221)
Net (payments on) proceeds from borrowings on revolving credit facilities	(237)	360	(234)
Proceeds from notes payable and long-term borrowings	13	4	22
Payments on notes payable, capital leases and long-term borrowings	(48)	(12)	(14)
Proceeds from issuances of shares of common stock	107	42	29
Acquisitions of treasury stock			(222)
Other, net	1		2
Cash (used for) provided by financing activities	(175)	437	(638)
Effect of foreign exchange rates on cash	4	(1)	(4)
Net increase (decrease) in cash and cash equivalents	97	126	(10)
Cash and cash equivalents at beginning of year	180	54	64
Cash and cash equivalents at end of year	**$ 277**	**$ 180**	**$ 54**

(see notes to consolidated financial statements)

Note A – Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Boston Scientific Corporation (Boston Scientific or the Company) and its subsidiaries, substantially all of which are wholly owned. Investments in companies over which Boston Scientific has the ability to exercise significant influence are accounted for under the equity method if Boston Scientific holds 50 percent or less of the voting stock. Investments in companies over which Boston Scientific does not have the ability to exercise significant influence are accounted for under the cost method. Due to the ongoing litigation between Medinol Ltd. (Medinol) and the Company and the lack of available financial information, the Company believes that it no longer has the ability to exercise significant influence over Medinol's operating and financial policies. Therefore, during the third quarter of 2002, Boston Scientific changed to the cost method of accounting for its investment in Medinol from the equity method. This change had no material impact on the Company's financial statements. At December 31, 2002, the Company had a 22 percent ownership interest in Medinol at a carrying value of approximately $24 million.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, derivative instrument contracts and accounts receivable. The Company invests its excess cash primarily in high-quality securities and limits the amount of credit exposure to any one financial institution. The Company's investment policy limits exposure to concentrations of credit risk and changes in market conditions. Counterparties to financial instruments expose the Company to credit-related losses in the event of nonperformance. The Company transacts derivative instrument contracts with a diversified group of major financial institutions to limit its credit exposure.

The Company provides credit, in the normal course of business, primarily to hospitals, private and governmental institutions and health care agencies, clinics and doctors' offices. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Inventories: Inventories are stated at the lower of first-in, first-out cost or market. Provisions for excess inventory are primarily based on management's estimates of forecasted sales levels. Provisions for inventory located in the Company's manufacturing and distribution facilities are recorded as cost of sales. Generally, write-downs of consignment inventory are charged to selling, general and administrative expenses.

Investments: The Company regularly reviews its investments to determine whether these investments are impaired. If so, the carrying value is written down to fair value in the period identified.

Property, Plant and Equipment: Property, plant, equipment and leaseholds are stated at historical cost. Expenditures for maintenance and repairs are charged to expense; additions and improvements are capitalized. The Company provides for depreciation using the straight-line method at rates that are intended to depreciate the cost of these assets over their estimated useful lives. Buildings and improvements are depreciated over a 15 to 40 year life; equipment, furniture and fixtures are depreciated over a 2 to 12 year life. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

The Company receives grant money equal to a percentage of expenditures on eligible capital equipment, which is recorded as deferred income and recognized ratably over the life of the underlying assets. The grant money would be repayable, in whole or in part, should the Company fail to meet certain employment goals.

Intangible Assets: Intangible assets are recorded at historical cost. Intangible assets acquired in a business combination, including purchased research and development, are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. The fair values of acquired intangible assets are determined by an independent appraiser using information and assumptions provided by management. Goodwill represents the excess purchase price over the fair value of the net tangible and intangible assets acquired.

The Company's intangible assets are amortized using the straight-line method over their useful lives, as applicable, as follows: patents, 3 to 20 years; licenses, 2 to 20 years; definite-lived core and developed technology, 3 to 25 years; other intangibles, various. In the first quarter of 2002, the Company ceased amortization of its excess of cost over net assets acquired (goodwill) and certain other indefinite-lived intangible assets in accordance with Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets*.

The Company reviews intangible assets at least annually to determine if any adverse conditions exist that would indicate impairment. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or assessment by a regulator. If the carrying amount of an asset exceeds the sum of its undiscounted cash flows, the carrying value is written down to fair value in the period identified. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate. Goodwill is reviewed at least annually for impairment utilizing the two-step business unit approach prescribed under Statement No. 142. Indefinite-lived intangible assets are reviewed at least annually for impairment by calculating the fair value of the assets and comparing the calculated fair values to the related carrying values.

Income Taxes: The Company utilizes the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income taxes are provided on unremitted earnings of subsidiaries outside the U.S. where such earnings are expected to be repatriated. The Company intends to determine annually the amount of unremitted earnings of non-U.S. subsidiaries to invest indefinitely in its non-U.S. operations. It is not practical to estimate the amount of taxes payable on earnings determined to be invested indefinitely in non-U.S. operations. At December 31, 2002, unremitted earnings of non-U.S. subsidiaries were $1,046 million.

Translation of Foreign Currency: All assets and liabilities of foreign subsidiaries are translated at the rate of exchange at year-end while sales and expenses are translated at the average rates in effect during the year. The net effect of these translation adjustments is shown in the accompanying financial statements as a component of stockholders' equity. Foreign currency transaction gains and losses are included in other, net on the consolidated statements of operations.

Derivative Instruments and Hedging Activities: The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value, regardless of the purpose or intent for holding the instrument, in accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Changes in the fair value of derivative instruments are recorded in earnings unless hedge accounting criteria are met. For derivative instruments designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivative instruments designated as cash flow and net investment hedges, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI). The ineffective portions are recognized in earnings.

Revenue Recognition: The Company recognizes revenue from the sale of its products when the products are shipped to its customers unless a consignment arrangement exists. Revenue from consignment customers is recognized based on product usage indicating sales are complete. The Company allows its customers to return certain products for credit. The Company also allows customers to return defective or damaged products for credit or replacement. The Company's estimates for sales returns, rebates and discounts are based upon contractual commitments and historical trends and are recorded as a reduction to revenue.

Shipping and Handling Costs: The Company does not generally recognize revenue from shipping and handling of its products. Shipping and handling costs are recorded as selling, general and administrative expenses.

Legal Costs: The Company accrues costs of settlement, damages and, under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, such costs are expensed as incurred.

Research and Development: Research and development costs, including new product development programs, regulatory compliance and clinical research, are expensed as incurred.

Stock Compensation Arrangements: The Company accounts for its stock compensation arrangements under the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation*. The Company has adopted the disclosure-only provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. Any compensation cost on fixed awards with pro rata vesting is recognized on a straight-line basis over the award's vesting period.

If the Company had elected to recognize compensation expense for the granting of options under stock option plans based on the fair values at the grant dates consistent with the methodology prescribed by Statement No. 123, net income (loss) and net income (loss) per share would have been reported as the following pro forma amounts:

Year Ended December 31, (in millions, except per share data)	2002	2001	2000
Net income (loss), as reported	$ 373	$ (54)	$ 373
Add: Stock-based employee compensation expense included in net income (loss), net of related tax effects	6	8	5
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(48)	(48)	(45)
Pro forma net income	**$ 331**	**$ (94)**	**$ 333**
Net income (loss) per common share –			
Basic:			
Reported	$ 0.92	$ (0.13)	$ 0.92
Pro forma	$ 0.82	$ (0.23)	$ 0.84
Assuming dilution:			
Reported	$ 0.90	$ (0.13)	$ 0.91
Pro forma	$ 0.80	$ (0.23)	$ 0.83

Pension Plans: The Company maintains pension plans covering certain international employees, which the Company accounts for in accordance with FASB Statement No. 87, *Employers' Accounting for Pensions*. The assets, liabilities and costs associated with these plans are not material.

Net Income (Loss) Per Common Share: Net income (loss) per common share is based upon the weighted average number of common shares and common share equivalents outstanding each year.

New Accounting Standards: In June 2002, the FASB issued Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which is effective for exit or disposal activities that are initiated after December 31, 2002. Statement No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. Statement No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit or disposal plan. The Company adopted the provisions of Statement No. 146 effective January 1, 2003. Statement No. 146 will not impact the accounting for any restructuring plan approved and announced as of December 31, 2002; however, the pronouncement will impact the accounting for any future exit or disposal activities.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* Interpretation No. 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. The disclosure provisions of Interpretation No. 45 are effective for the Company as of December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect the recognition provisions of Interpretation No. 45 to materially impact its consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* Statement No. 148 amends Statement No. 123 to provide alternative methods of transition to Statement No. 123's fair value method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure provisions of Statement No. 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company has adopted the disclosure provisions of Statement No. 148.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, to clarify the conditions under which the assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. Interpretation No. 46 requires the consolidation of a variable interest entity by a company that bears the majority of the risk of loss from the variable interest entity's activities or is entitled to receive the majority of the variable interest entity's residual returns. The provisions of Interpretation No. 46 are required to be adopted by the Company in 2003. The Company is in the process of determining the effect of adoption of Interpretation No. 46, but does not believe it will materially impact the Company's consolidated financial statements.

Reclassifications: Certain prior years' amounts have been reclassified to conform to the current year's presentation.

Note B – Cash, Cash Equivalents and Investments

Cash, cash equivalents and investments, stated at fair value, consisted of the following:

(in millions)	Fair value	Gross unrealized gains	Gross unrealized losses	Amortized cost
December 31, 2002				
Available-For-Sale:				
Cash and cash equivalents	$ 277			$ 277
Equity securities (with a readily determinable fair value)	14		$ 3	17
	$ 291		**$ 3**	**$ 294**
December 31, 2001				
Available-For-Sale:				
Cash and cash equivalents	$ 180			$ 180
Equity securities (with a readily determinable fair value)	52	$ 40	$ 1	13
	$ 232	**$ 40**	**$ 1**	**$ 193**

The Company has no trading securities. Unrealized gains and temporary losses for available-for-sale securities are excluded from earnings and are reported, net of tax, as a separate component of stockholders' equity until realized. The cost of available-for-sale securities is based on the specific identification method.

At December 31, 2002 and 2001, the Company had investments, totaling $196 million and $107 million, respectively, in which the fair value was not readily determinable. These assets primarily represent investments in privately held corporate equity securities or investments where an observable quoted market value does not exist. The Company regularly reviews its investments to determine whether these investments are impaired. If so, the carrying value is written down to fair value in the period identified.

The Company had restricted cash balances of approximately $36 million at December 31, 2002 related to pending litigation and tax audits. These amounts are classified as cash and cash equivalents in the consolidated balance sheets.

Note C – Other Balance Sheet Information

Components of selected captions in the consolidated balance sheets at December 31 consisted of:

(in millions)	2002	2001
Trade Accounts Receivable		
Accounts receivable	$ 493	$ 432
Less allowances	58	62
	$ 435	**$ 370**
Inventories		
Finished goods	$ 145	$ 146
Work-in-process	48	69
Raw materials	50	88
	$ 243	**$ 303**
Property, Plant and Equipment		
Land	$ 60	$ 59
Buildings and improvements	412	392
Equipment, furniture and fixtures	645	594
	1,117	1,045
Less accumulated depreciation and amortization	481	453
	$ 636	**$ 592**
Accrued Expenses		
Acquisition obligations	$ 195	
Payroll and related liabilities	180	$ 146
Other	264	275
	$ 639	**$ 421**

During the second quarter of 2001, the Company recorded a provision of $49 million ($34 million, net of tax) for excess NIR® coronary stent inventory.

Note D – Business Combinations

During 2002, the Company paid approximately $187 million in cash to acquire Smart Therapeutics, Inc. (Smart), BEI Medical Systems Company, Inc. (BEI) and Enteric Medical Technologies, Inc. (EMT). During 2001, the Company paid approximately $620 million in cash and issued approximately 1.9 million shares valued at $40 million to acquire RadioTherapeutics Corporation (RTC), Cardiac Pathways Corporation (CPC), Interventional Technologies, Inc. (IVT), Quanam Medical Corporation (Quanam), Catheter Innovations, Inc. (CI) and Embolic Protection, Inc. (EPI). These acquisitions are intended to strengthen the Company's leadership position in interventional medicine. The Company's acquisitions were accounted for using the purchase method of accounting. The consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition. Pro forma information is not presented, as the acquired companies' results of operations prior to their date of acquisition are not material, individually or in the aggregate, to the Company.

On December 3, 2002, the Company completed its acquisition of Smart. Smart develops self-expanding technologies for intracranial therapies. The acquisition is intended to strengthen the Company's leadership position in interventional stroke therapies and became part of the Company's Target division.

On June 27, 2002, the Company completed its tender offer relating to its acquisition of BEI. BEI designs, manufactures and markets less-invasive technology used by gynecologists to treat excessive uterine bleeding due to benign causes. The acquisition is intended to expand the Company's product offerings in the area of women's health and became part of the Company's Endosurgery group.

On June 13, 2002, the Company completed its acquisition of EMT. EMT designs, manufactures and markets Enteryx,™ a liquid polymer technology for the treatment of gastroesophageal reflux disease (GERD). The acquisition is intended to expand the Company's Endosurgery product offerings in the GERD market.

On December 11, 2001, the Company completed its acquisition of RTC. RTC develops and manufactures proprietary radiofrequency-based therapeutic devices in the field of interventional oncology for the ablation (destruction) of various forms of soft tissue lesions (tumors). The acquisition is intended to expand the Company's oncology technology portfolio.

On August 9, 2001, the Company completed its acquisition of CPC. CPC designs and markets less-invasive systems to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms). The acquisition is intended to strengthen and broaden the Company's product offerings in the field of electrophysiology.

On April 2, 2001, the Company completed its acquisition of IVT. IVT develops, manufactures and markets less-invasive devices for use in interventional cardiology, including the Cutting Balloon® catheter and the Infiltrator® transluminal drug-delivery catheter. The acquisition is intended to strengthen the Company's market leadership position in interventional cardiology.

On March 30, 2001, the Company completed its acquisition of Quanam. Quanam develops medical devices using novel polymer technology, with a concentration on drug-delivery stent systems for use in cardiovascular applications. The acquisition is intended to broaden the Company's drug-delivery portfolio.

On March 5, 2001, the Company completed its acquisition of CI. CI develops and manufactures catheter-based venous access products used by clinicians to treat critically ill patients through the delivery of chemotherapy drugs, antibiotics and nutritional support. The acquisition is intended to expand the Company's technology portfolio in the venous access market.

On February 27, 2001, the Company completed its acquisition of EPI. EPI develops embolic protection filters for use in interventional cardiovascular procedures and also develops carotid endovascular therapies for the prevention of stroke. The acquisition is intended to accelerate the Company's entry into the embolic protection market.

Certain of the Company's 2001 and 2002 business combinations involve contingent consideration. These payments would be allocated to specific intangible asset categories or assigned to excess of cost over net assets acquired, as applicable, as if the consideration had been paid as of the date of acquisition. Payment of the additional consideration is generally contingent upon the acquired companies reaching certain performance milestones, including achieving specified revenue levels, product development targets or obtaining regulatory approvals. At December 31, 2002, the Company had an accrual for acquisition obligations of $195 million that was paid during the first quarter of 2003. In addition, the maximum potential amount of future contingent consideration (undiscounted) that the Company could be required to make associated with its 2001 and 2002 business combinations is approximately $500 million, some of which may be payable in the Company's common stock. The milestones associated with this contingent consideration must be reached in certain future periods ranging from 2003 through 2007. The specified revenue levels associated with the maximum future contingent payments is approximately $800 million.

The Company has recorded approximately $385 million of intangible assets not subject to amortization associated with its 2001 and 2002 acquisitions, which is comprised of $379 million of goodwill and $6 million of trademarks. The goodwill is not deductible for tax purposes, and has been allocated to the Company's reportable segments as follows: $368 million to the U.S., $6 million to Japan and $5 million to Europe.

The following table summarizes the purchase price assigned to the intangible assets subject to amortization acquired in connection with the 2001 and 2002 acquisitions and the weighted average amortization periods:

(in millions)	Amount assigned	Weighted average amortization period
Technology – core	$ 210	25 years
Technology – developed	120	10 years
Patents	52	14 years
Other	3	13 years
Total	**$ 385**	**19 years**

The purchase price recorded for each acquisition has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The estimated excess of purchase price over the fair value of the net tangible assets acquired was allocated to identifiable intangible assets, as valued by an independent appraiser using information and assumptions provided by management. Based upon these valuations, the Company recorded charges of approximately $85 million in 2002 and $282 million in 2001, to account for purchased research and development. The valuation of purchased research and development, for which management is primarily responsible, represents the estimated fair value at the date of acquisition related to in-process projects. As of the date of acquisition, the in-process projects had not yet reached technological feasibility and had no alternative future uses. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval to market the product. Accordingly, the value attributable to these projects, which had not yet obtained regulatory approval, was expensed in conjunction with the acquisition. If the projects are not successful or completed in a timely manner, the Company may not realize the financial benefits expected for these projects.

The income approach was used to establish the fair values of purchased research and development. This approach establishes fair value by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to a present value. Revenue estimates were based on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the in-process research and development projects, the Company considered, among other factors, the in-process project's stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at a present value as of the date of acquisition was based on the time value of money and medical technology investment risk factors. For the purchased research and development programs acquired in connection with the 2002 acquisitions, risk-adjusted discount rates ranging from 17 percent to 26 percent were utilized to discount the projected cash flows. For the purchased research and development programs acquired in connection with the 2001 acquisitions, risk-adjusted discount rates ranging from 16 percent to 28 percent were utilized to discount the projected cash flows. The Company believes that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The most significant projects, relative to the purchased research and development charge recorded in connection with the acquisitions consummated in 2002, are EMT's Enteryx™ technology for the treatment of GERD and Smart's atherosclerosis stent, which collectively represent approximately 82 percent of the 2002 in-process value. Enteryx is a patented liquid polymer for the treatment of GERD. The atherosclerosis stent is a self-expanding nitinol stent designed to treat narrowing of the arteries around the brain. As of the date of acquisition, the projects were expected to be completed and the products commercially available on a worldwide basis within one to four years, with an estimated cost to complete of approximately $2 million to $13 million.

The most significant projects, relative to the purchased research and development charge recorded in connection with the acquisitions consummated in 2001, are IVT's next-generation Cutting Balloon® catheter, the next-generation Infiltrator® transluminal drug-delivery catheter and EPI's next-generation embolic protection devices, which collectively represent approximately 63 percent of the 2001 in-process value. The Cutting Balloon is a novel balloon angioplasty device with mounted scalpels that relieve stress in the artery, reducing the force necessary to expand the vessel. This contributes to less inadvertent arterial trauma and injury as compared to standard balloon angioplasty. The Infiltrator transluminal drug-delivery catheter is designed to deliver therapeutic agents directly into the wall of the artery with high levels of efficiency. The embolic protection devices are filters that are mounted on a guidewire and are used to capture embolic material that is dislodged during cardiovascular interventions. As of the date of acquisition, the projects were expected to be completed and the products to be commercially available on a worldwide basis within one to four years, with an estimated cost to complete of approximately $30 million to $45 million.

The Company's acquired research and development projects are generally progressing in line with the estimates set forth above, with the exception of IVT's next-generation Infiltrator transluminal drug-delivery catheter project. Due to alternative drug-delivery products available to the Company, the Company has reduced its future revenue projections for this product. The Company expects to continue to pursue this and other research and development projects acquired in connection with its business combinations and believes it has a reasonable chance of completing the projects.

Note E – Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the provisions of Statement No. 142. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. As a result of adoption, the Company realized a pre-tax benefit of approximately $46 million of amortization reductions for goodwill and indefinite-lived intangible assets during 2002. During 2002, the Company completed the impairment reviews required by Statement No. 142; the Company did not recognize any impairment charges as a result of these reviews.

The following table provides comparative earnings and earnings per share had the non-amortization provisions of Statement No. 142 been adopted for all periods presented:

Year Ended December 31, (in millions, except share and per share data)	2002	2001	2000
Reported net income (loss)	$ 373	$ (54)	$ 373
Add back: amortization of goodwill, net of tax		21	18
Add back: amortization of indefinite-lived trademarks and technology–core, net of tax		10	10
Adjusted net income (loss)	$ 373	$ (23)	$ 401
Basic:			
Weighted average shares outstanding (in thousands)	407,099	401,389	405,271
Net income (loss) per common share:			
Reported	$ 0.92	$ (0.13)	$ 0.92
Adjusted	$ 0.92	$ (0.06)	$ 0.99
Assuming Dilution:			
Weighted average shares outstanding (in thousands)	414,990	401,389	408,322
Net income (loss) per common share:			
Reported	$ 0.90	$ (0.13)	$ 0.91
Adjusted	$ 0.90	$ (0.06)	$ 0.98

The following table provides the gross carrying amount of all intangible assets and the related accumulated amortization for intangible assets subject to amortization at December 31:

	2002		2001	
(in millions)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:				
Technology – core	$ 210	$ 13	$ 190	$ 5
Technology – developed	344	127	318	97
Patents	427	111	350	86
Other intangibles	174	77	162	67
Total	**$ 1,155**	**$ 328**	**$ 1,020**	**$ 255**
Unamortized intangible assets:				
Excess of cost over net assets acquired	$ 1,168		$ 928	
Technology – core	356		356	
Trademarks	16		15	
Total	**$ 1,540**		**$ 1,299**	

Total amortization expense for the year ended December 31, 2002 was $72 million as compared to $136 million and $91 million for the years ended December 31, 2001 and 2000, respectively. During the second quarter of 2001, the Company recorded a $24 million pre-tax write-down of intangible assets.

The following table provides estimated amortization expense for each of the five succeeding fiscal years based upon the Company's intangible asset portfolio at December 31, 2002:

Fiscal year	Estimated amortization expense (in millions)
2003	$ 78
2004	76
2005	76
2006	75
2007	73

The following table provides changes in the carrying amount of goodwill by segment for the year ended December 31, 2002:

(in millions)	United States	Europe	Japan	Inter-Continental
Balance as of December 31, 2001	$ 759	$ 95	$ 41	$ 33
Purchase price adjustments	(28)	(1)		
Goodwill acquired	85	5		
Contingent consideration	177			
Foreign currency translation		2		
Balance as of December 31, 2002	**$ 993**	**$ 101**	**$ 41**	**$ 33**

The purchase price adjustments relate primarily to adjustments to properly reflect the fair value of deferred tax assets and liabilities acquired in connection with the 2001 acquisitions.

Note F – Global Operations Strategy

During the second quarter of 2002, the Company substantially completed its plant optimization initiative. The plant optimization initiative has created a better allocation of the Company's resources by forming a more effective network of manufacturing and research and development facilities. The Company's plan resulted in the consolidation of manufacturing operations along product lines and the shifting of significant amounts of production to the Company's facilities in Miami and Ireland and to contract manufacturing. The Company's plan included the discontinuation of manufacturing activities at three facilities in the U.S., and included the planned displacement of approximately 1,700 manufacturing, manufacturing support and management employees. In addition, during the second quarter of 2002, the Company recorded a $6 million pre-tax charge to cost of sales for severance and related costs associated with its global operations strategy. The approximately 250 affected employees included manufacturing, manufacturing support and management employees. The reductions result from the Company's continued achievement of operational efficiencies within its plant network and its continued effort to reduce costs. At December 31, 2002, the Company had approximately $4 million of accrued severance and related costs remaining associated with its global operations strategy. As of December 31, 2002, approximately $60 million had been charged against the restructuring accrual since the inception of the global operations strategy for the approximately 1,950 employees terminated as a part of the Company's global operations strategy.

The activity impacting the accrual for the global operations strategy is summarized in the table below:

(in millions)	Charges to operations in 2000	Balance at December 31, 2000	Charges utilized in 2001	Balance at December 31, 2001	Charges to operations in 2002	Charges utilized in 2002	Balance at December 31, 2002
Global Operations Strategy							
Workforce reductions	$58	$58	$(23)	$35	$6	$(37)	$4

Note G – Borrowings and Credit Arrangements

The Company's borrowings at December 31 consisted of:

(in millions)	2002	2001
Commercial paper	$ 88	$ 99
Bank obligations – short-term		132
Long-term debt – fixed rate	517	492
Long-term debt – floating rate	320	471
Capital leases (see Note H)	10	10

The Company had approximately $88 million and $99 million of commercial paper outstanding at December 31, 2002 and 2001, respectively, at weighted average interest rates of 1.50 percent and 2.33 percent, respectively. In addition, the Company had approximately $113 million and $547 million in revolving credit facility borrowings outstanding at December 31, 2002 and 2001, respectively, at weighted average interest rates of 0.58 percent and 1.95 percent, respectively.

At December 31, 2002, the revolving credit facilities totaled approximately $1.6 billion, consisting of a $1 billion credit facility that terminates in May 2003 and a $600 million credit facility that terminates in August 2006. The revolving credit facilities also support the Company's commercial paper borrowings. Use of the borrowings is unrestricted and the borrowings are unsecured. The revolving credit facilities require the Company to maintain a specific ratio of consolidated total debt (as defined) to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (as defined) of less than or equal to 3.5 to 1. The ratio was approximately 1.1 to 1 at December 31, 2002 compared to 1.9 to 1 at December 31, 2001. In addition, the revolving credit facilities require the Company to maintain a specific ratio of consolidated EBITDA (as defined) to consolidated interest expense (as defined) of greater than or equal to 3.5 to 1. The ratio was approximately 19.6 to 1 at December 31, 2002 compared to 10.4 to 1 at December 31, 2001. The Company intends to refinance its $1 billion credit facility terminating in May 2003 with a new credit facility of up to $1 billion having similar terms and conditions.

In August 2002, the Company entered into a revolving credit and security facility providing for up to $200 million of additional borrowing capacity secured by the Company's domestic trade accounts receivable. The maximum amount available for borrowing under this facility changes based upon the amount of eligible receivables, concentration of eligible receivables and other factors. At December 31, 2002, $197 million was outstanding under this facility at an interest rate of 1.89 percent. Certain significant changes in the quality of the Company's receivables may cause an amortization event under this facility. An amortization event may require the Company to immediately repay borrowings under the facility. The financing structure required the Company to create a wholly owned entity, which is consolidated by the Company. This entity purchases U.S. trade accounts receivable from the Company and then borrows from two third-party financial institutions using these receivables as collateral. The transactions remain on the Company's balance sheet because the Company has the right to prepay any borrowings outstanding, allowing the Company to retain effective control over the receivables. Accordingly, pledged receivables and the corresponding borrowings are included as trade accounts receivable, net and long-term debt, respectively, on the accompanying consolidated balance sheets.

The Company has the ability to refinance a portion of its short-term debt on a long-term basis through its revolving credit facilities. The Company expects a minimum of $320 million of its bank obligations will remain outstanding beyond the next twelve months and, accordingly, has classified this portion as long-term borrowings at December 31, 2002, compared to $471 million of bank obligations classified as long-term at December 31, 2001.

The Company had $500 million of senior notes (the Notes) outstanding at December 31, 2002. The Notes mature in March 2005, bear a semi-annual coupon of 6.625 percent, and are not redeemable prior to maturity or subject to any sinking fund requirements. During 2001, the Company entered into a fixed to floating interest rate swap to hedge changes in the fair value of the Notes. In accordance with Statement No. 133, the Company recorded changes in the fair value of the Notes from the inception of the interest rate swap until its termination (see Note J for further discussion). In October 2002, the Company elected to terminate the swap. At the date of termination, the fair value of the swap and cash received was approximately $13 million. The Company will amortize the $13 million adjustment to the carrying amount of the Notes into earnings on a straight-line basis through the maturity date of the Notes. The carrying amount of the Notes was approximately $511 million and $485 million at December 31, 2002 and 2001, respectively.

During the first quarter of 2002, the Company repaid 6 billion Japanese yen (translated to approximately $45 million at the date of repayment and $46 million at December 31, 2001) of borrowings outstanding with a syndicate of Japanese banks. In addition, the Company had approximately 800 million Japanese yen (translated to approximately $6 million) at December 31, 2002 and 1 billion Japanese yen (translated to approximately $7 million) at December 31, 2001 of borrowings outstanding from a Japanese bank used to finance a facility construction project. The interest rate on the borrowings is 2.1 percent and semi-annual principal payments are due through 2012.

The Company has uncommitted Japanese credit facilities with several commercial banks, which provided for borrowings and promissory notes discounting of up to 14.5 billion Japanese yen (translated to approximately $122 million) at December 31, 2002 and up to 15 billion Japanese yen (translated to approximately $115 million) at December 31, 2001. There were $7 million in borrowings outstanding under the Japanese credit facilities at an interest rate of 1.38 percent at December 31, 2002, compared to $8 million in borrowings at an interest rate of 1.38 percent at December 31, 2001. At December 31, 2002, approximately $102 million of notes receivable were discounted at average interest rates of approximately 1.38 percent compared to $88 million of discounted notes receivable at average interest rates of approximately 1.38 percent at December 31, 2001.

In addition, the Company had other outstanding bank obligations of $3 million and $2 million at December 31, 2002 and 2001, respectively.

Interest paid, including interest paid under capital leases and mortgage loans, amounted to $43 million in 2002, $59 million in 2001 and $69 million in 2000.

Note H – Leases

Rent expense amounted to $42 million in 2002, $39 million in 2001 and $36 million in 2000. Future minimum rental commitments as of December 31, 2002 under noncancelable capital and operating lease agreements are as follows:

Year Ended December 31, (in millions)	**Capital leases**	**Operating leases**
2003	$ 2	$ 39
2004	2	32
2005	2	19
2006	2	15
2007	2	7
Thereafter	4	50
Total minimum lease payments	**14**	**$162**
Amount representing interest	4	
Present value of minimum lease payments	**$10**	

Note I – Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash and Cash Equivalents: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents are valued at cost, which approximates their fair value.

Investments: The fair values for marketable debt and equity securities are based on quoted market prices when readily determinable.

Commercial Paper and Bank Obligations: The carrying amounts of the Company's borrowings under its commercial paper program and its financing agreements approximate their fair value.

Long-Term Debt: The fair value of the Company's fixed rate long-term debt is estimated based on quoted market prices. The carrying amounts of the Company's floating rate long-term debt approximate their fair value.

Derivative Instruments: The fair values of derivative instruments are estimated based on the amount that the Company would receive or pay to terminate the agreements at the reporting date. The Company had foreign exchange forward and option contracts and cross currency interest rate swap contracts outstanding in the notional amounts of $1,318 million and $864 million as of December 31, 2002 and 2001, respectively. In addition, the Company had interest rate swap contracts outstanding in the notional amounts of $63 million and $557 million as of December 31, 2002 and 2001, respectively.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

	2002		2001	
(in millions)	Carrying amount	Fair value	Carrying amount	Fair value
Assets:				
Cash, cash equivalents and investments	$ 291	$ 291	$ 232	$ 232
Foreign exchange contracts	15	15	57	57
Cross currency interest rate swap contracts			19	19
Liabilities:				
Commercial paper	$ 88	$ 88	$ 99	$ 99
Bank obligations – short-term			132	132
Long-term debt – fixed rate	517	544	492	496
Long-term debt – floating rate	320	320	471	471
Foreign exchange contracts	22	22		
Cross currency interest rate swap contracts	5	5		
Interest rate swap contracts			15	15

Note J – Derivative Instruments and Hedging Activities

The Company operates globally, and its earnings and cash flow are exposed to market risk from changes in currency exchange rates and interest rates. The Company addresses these risks through a risk management program that includes the use of derivative financial instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transaction for speculative purposes.

The Company manages its currency transaction exposures on a consolidated basis, which allows the Company to take advantage of any natural offsets. In addition, the Company uses foreign currency denominated borrowings (primarily Japanese yen) and currency forward contracts to manage its currency transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges under Statement No. 133 and therefore, are marked-to-market with changes in fair value recorded to earnings. These derivative instruments do not subject the Company's earnings or cash flows to material risk since gains and losses on these derivatives offset losses and gains on the assets and liabilities being hedged. These derivative instruments are entered into for periods consistent with the currency transaction exposures, generally one to six months.

Furthermore, the Company uses currency forward and option contracts to reduce the risk that the Company's earnings and cash flows, associated with forecasted foreign currency denominated intercompany and third-party transactions, will be adversely affected by changes in currency exchange rates. The Company, however, may be impacted by changes in currency exchange rates related to any unhedged portion. The success of the hedging program depends, in part, on forecasts of transaction activity in various currencies (currently the Japanese yen and the euro). The Company may experience unanticipated currency exchange gains or losses to the extent that there are timing differences between forecasted and actual activity during periods of currency volatility. The effective portion of any change in the fair value of the derivative instruments, designated as cash flow hedges, is recorded in other comprehensive income (OCI) until the third-party transaction associated with the hedged forecasted transaction occurs. Once the third-party transaction associated with the hedged forecasted transaction occurs, the effective portion of any related gain or loss on the cash flow hedge is reclassified from OCI to earnings. In the event the hedged forecasted transaction does not occur, or it becomes probable that it will not occur, the effective portion of any gain or loss on the related cash flow hedge would be reclassified from OCI to earnings at that time. The Company did not recognize material gains or losses resulting from either hedge ineffectiveness or changes in forecast probability during 2002 or 2001. The Company recognized a net gain of approximately $39 million and $43 million in earnings from derivative instruments designated as cash flow hedges of forecasted transactions during 2002 and 2001, respectively. All of the derivative instruments, designated as cash flow hedges, outstanding at December 31, 2002, mature within the subsequent 36-month period. As of December 31, 2002, approximately $4 million of unrealized net losses are recorded in accumulated OCI (AOCI), net of tax, to recognize the effective portion of any fair value of derivative instruments that are, or previously were, designated as cash flow hedges, compared to $44 million of unrealized net gains at December 31, 2001. Of this amount, an immaterial amount, net of tax, is expected to be reclassified to earnings within the next twelve months to mitigate foreign exchange risk.

The Company uses cross currency interest rate derivative instruments to manage certain of its foreign currency denominated net investments in subsidiaries and to reduce the risk that the Company's accumulated stockholders' equity will be adversely affected by changes in currency exchange rates (primarily Japanese yen). These derivative instruments are designated as net investment hedges under Statement No. 133. The effective portion of any change in the fair value of the derivative instruments, designated as net investment hedges, is recorded in OCI. The ineffective portion of any change in the fair value is recorded in interest expense. The Company recognized $5 million of hedge ineffectiveness as a reduction in interest expense during 2002, compared to an immaterial amount in 2001. As of December 31, 2002, approximately $5 million of unrealized net losses are recorded in AOCI, as a component of foreign currency translation adjustment, to recognize the effective portion of the fair value of derivative instruments that are designated as net investment hedges, compared to $19 million of net gains at December 31, 2001. None of this amount is expected to be reclassified to earnings.

The Company uses interest rate derivative instruments to manage its exposure to interest rate movements and to reduce borrowing costs by converting floating rate debt into fixed rate debt or fixed rate debt into floating rate debt. These derivative instruments are designated as either fair value or cash flow hedges under Statement No. 133. Any change in the fair value of the derivative instruments, designated as fair value hedges, is recorded in other income and expense and is offset by changes in the fair value of the hedged debt obligation. Interest expense related to the hedged debt obligation is adjusted to reflect interest payments made or received under the interest rate derivative contracts. Any change in the fair value of the derivative instruments, designated as cash flow hedges, is recorded in OCI, net of tax, and reclassified to interest expense during the hedged interest payment period. The Company recognized $9 million of interest expense reductions related to interest rate derivative contracts during 2002, compared to an immaterial amount during 2001. The Company has recorded an immaterial amount of other long-term liabilities to recognize the fair value of these instruments at December 31, 2002, compared to $15 million of other long-term liabilities at December 31, 2001. The reduction is due to the Company's election to terminate a fixed to floating interest rate contract used to hedge changes in the fair value of its $500 million, 6.625 percent Notes due March 15, 2005. In accordance with Statement No. 133, changes in the fair value of the interest rate contracts were recorded in other income and expense and were offset by changes in the fair value of the Notes. Interest expense related to the Notes was adjusted to reflect interest payments made or received under the terms of the interest rate contracts. At the date of termination, the fair value of the interest rate contracts was approximately $13 million, and the carrying amount of the Notes was approximately $513 million. The Company received cash of $13 million upon termination of the interest rate contracts and will amortize the $13 million adjustment to the carrying amount of the Notes into earnings over the remaining term of the Notes.

Note K – Income Taxes

Income before income taxes consisted of:

Year Ended December 31, (in millions)	2002	2001	2000
Domestic	$305	$(226)	$272
Foreign	244	270	255
	$549	**$ 44**	**$527**

The related provision for income taxes consisted of:

Year Ended December 31, (in millions)	2002	2001	2000
Current:			
Federal	$ (29)	$ 40	$115
State	2	5	8
Foreign	61	45	29
	34	90	152
Deferred:			
Federal	144	16	(9)
State	8	2	(1)
Foreign	(10)	(10)	12
	142	8	2
	$176	**$ 98**	**$154**

The reconciliation of taxes on income at the federal statutory rate to the actual provision for income taxes is:

Year Ended December 31, (in millions)	2002	2001	2000
Tax at statutory rate	$192	$ 15	$184
State income taxes, net of federal benefit	8	3	5
Effect of foreign taxes	(32)	(38)	(36)
Purchased research and development	31	111	
Refund of previously paid taxes	(15)		
Other, net	(8)	7	1
	$176	**$ 98**	**$154**

Significant components of the Company's deferred tax assets and liabilities at December 31 consisted of:

(in millions)	2002	2001
Deferred tax assets:		
Inventory costs, intercompany profit and related reserves	$ 107	$ 107
Tax benefit of net operating loss and tax credits	106	85
Reserves and accruals	76	71
Restructuring and merger-related charges, including purchased research and development	182	206
Property, plant and equipment		6
Unrealized losses on available-for-sale securities	1	
Unrealized losses on derivative financial instruments	3	
Other	21	16
	496	491
Less valuation allowance on deferred tax assets	35	37
	$ 461	**$ 454**
Deferred tax liabilities:		
Property, plant and equipment	$ (8)	
Intangible assets	(238)	$(195)
Unremitted earnings of subsidiaries	(90)	(71)
Litigation settlement	(36)	
Unrealized gains on available-for-sale securities		(14)
Unrealized gains on derivative financial instruments		(26)
Other	(21)	(17)
	(393)	**(323)**
	$ 68	**$ 131**

At December 31, 2002, the Company had U.S. tax net operating loss carryforwards and tax credits, the tax effect of which is approximately $90 million. In addition, the Company had foreign tax net operating loss carryforwards, the tax effect of which is approximately $16 million. These carryforwards will expire periodically beginning in the year 2003. The Company established a valuation allowance of $35 million against these carryforwards. The decrease in the valuation allowance from 2001 to 2002 is primarily attributable to the utilization of foreign tax credits.

Income taxes paid amounted to $36 million in 2002, $108 million in 2001 and $50 million in 2000. The income tax provision (benefit) of the unrealized gain or loss component of other comprehensive income (loss) was approximately $(44) million, $14 million and $21 million, for 2002, 2001 and 2000, respectively.

Note L – Commitments and Contingencies

The Company is involved in various legal proceedings, including patent infringement and product liability suits, from time to time in the normal course of business. In management's opinion, the Company is not currently involved in any legal proceeding other than those specifically identified below which, individually or in the aggregate, could have a material effect on the financial condition, operations and/or cash flows of the Company. Additionally, legal costs associated with asserting the Company's patent portfolio and defending against claims that the Company's products infringe the intellectual property of others are significant, and legal costs associated with non-patent litigation and compliance activities are rising. Depending on the prevalence, significance and complexity of these matters, the Company's legal provision could be adversely affected in the future. As of December 31, 2002, the potential exposure for litigation-related accruable costs is estimated to range from $4 million to $10 million. The Company's total accrual for litigation-related reserves as of December 31, 2002 and 2001 was approximately $4 million and $6 million, respectively. As of December 31, 2002, the range of loss for reasonably possible contingencies that can be estimated is not material.

During the third quarter of 2002, the Company entered into an agreement to settle a number of patent infringement lawsuits between the Company and Medtronic, Inc. (Medtronic). The settlement resolved the Company's damage claims against Medtronic arising out of a German court case and a U.S. arbitration proceeding involving Medtronic rapid exchange stent delivery systems and angioplasty dilatation balloon catheters. In accordance with the settlement agreement, during the third quarter of 2002, Medtronic paid the Company approximately $175 million to settle damage award claims for past infringement. In addition, during the third quarter of 2002, the Company recorded a net charge of approximately $76 million for settlement of litigation related to rapid exchange catheter technology.

Litigation with Johnson & Johnson

On October 22, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, filed a suit for patent infringement against the Company and SCIMED Life Systems, Inc. (SCIMED), a subsidiary of the Company, alleging that the importation and use of the NIR® stent infringes two patents owned by Cordis. On April 13, 1998, Cordis filed a suit for patent infringement against the Company and SCIMED alleging that the Company's NIR® stent infringes two additional patents owned by Cordis. The suits were filed in the U.S. District Court for the District of Delaware seeking monetary damages, injunctive relief and that the patents be adjudged valid, enforceable and infringed. A trial on both actions was held in late 2000. A jury found that the NIR® stent does not infringe three Cordis patents, but does infringe one claim of one Cordis patent and awarded damages of approximately $324 million to Cordis. On March 28, 2002, the Court set aside the damage award, but upheld the remainder of the verdict, and held that two of the four patents had been obtained through inequitable conduct in the U.S. Patent and Trademark Office. On May 16, 2002, the Court also set aside the verdict of infringement, requiring a new trial. The case has been stayed pending the outcome of a related case.

On March 13, 1997, the Company (through its subsidiaries) filed suits against Johnson & Johnson (through its subsidiaries) in The Netherlands and Belgium, and on March 17, 1997 filed suit in France, seeking a declaration of noninfringement for the NIR® stent relative to two European patents licensed to Ethicon, Inc. (Ethicon), a Johnson & Johnson subsidiary, as well as a declaration of invalidity with respect to those patents. On October 28, 1998, the Company's motion for a declaration of noninfringement in France was dismissed for failure to satisfy statutory requirements; the French invalidity suits were not affected. A hearing related to the French invalidity suits was held on November 19, 2001. On January 16, 2002, the French Court found one of the patents to be valid and the other to be invalid. The Company filed an appeal on November 4, 2002.

On March 21, 1997, the Company (through its subsidiaries) filed a suit against Johnson & Johnson (through its subsidiaries) in Italy seeking a declaration of noninfringement for the NIR® stent relative to one of the European patents licensed to Ethicon and a declaration of invalidity. A technical expert was appointed by the Court and a hearing was held on January 30, 2002. Both parties have had an opportunity to comment on the expert report. On May 8, 2002, the Court closed the evidentiary phase of the case and set the next hearing for December 13, 2003.

Ethicon and other Johnson & Johnson subsidiaries filed a cross-border suit in The Netherlands on March 17, 1997, alleging that the NIR® stent infringes one of the European patents licensed to Ethicon. In this action, the Johnson & Johnson entities requested relief, including provisional relief (a preliminary injunction), covering Austria, Belgium, France, Greece, Italy, The Netherlands, Norway, Spain, Sweden and Switzerland. On April 2, 1997, the Johnson & Johnson entities filed a similar cross-border proceeding in The Netherlands with respect to a second European patent licensed to Ethicon. In October 1997, Johnson & Johnson's request for provisional cross-border relief on both patents was denied by the Dutch Court, on the ground that it is "very likely" that the NIR® stent will be found not to infringe the patents. Johnson & Johnson appealed this decision with respect to the second patent; the appeal has been denied on the grounds that there is a "ready chance" that the patent will be declared null and void. In January 1999, Johnson & Johnson amended the claims of the second patent, changed the action from a cross-border case to a Dutch national action, and indicated its intent not to pursue its action on the first patent. On June 23, 1999, the Dutch Court affirmed that there were no remaining infringement claims with respect to either patent. In late 1999, Johnson & Johnson appealed this decision. A hearing on the appeal has not yet been scheduled.

On May 6, 1997, Ethicon Endosurgery, Inc., a subsidiary of Johnson & Johnson, sued the Company in Dusseldorf, Germany, alleging that the Company's NIR® stent infringes one of Ethicon's patents. On June 23, 1998, the case was stayed following a decision in an unrelated nullity action in which the Ethicon patent was found to be invalid.

On August 22, 1997, Johnson & Johnson filed a suit for patent infringement against the Company alleging that the sale of the NIR® stent infringes certain Canadian patents owned by Johnson & Johnson. Suit was filed in the federal court of Canada seeking a declaration of infringement, monetary damages and injunctive relief. The Company has answered, denying the allegations of the complaint. A trial is expected to begin in late 2003.

On April 14, 2000, the Company (through its subsidiaries) and Medinol Ltd. (Medinol) filed suit for patent infringement against Johnson & Johnson, Cordis and a subsidiary of Cordis alleging that a patent owned by Medinol and exclusively licensed to the Company is infringed by Cordis' BX Velocity™ stent delivery system. The complaint was filed in the U.S. District Court for the District of Delaware seeking monetary and injunctive relief. On June 7, 1999, the Company, SCIMED, and Medinol filed suit for patent infringement against Johnson & Johnson, Johnson & Johnson Interventional Systems and Cordis, alleging two U.S. patents owned by Medinol and exclusively licensed to the Company are infringed by Cordis' Crown,™ MINICrown™ and CORINTHIAN™ stents. The suit was filed in the U.S. District Court for the District of Minnesota seeking injunctive and monetary relief. The Minnesota action was transferred to the U.S. District Court for the District of Delaware and consolidated with the Delaware action filed by the Company. A trial was held in August 2001 on both actions. On September 7, 2001, a jury found that Cordis' BX Velocity, Crown, and MINICrown stents do not infringe the patents, and that the asserted claims of those patents are invalid. The jury also found that Cordis' CORINTHIAN stent infringes a valid Medinol patent claim and awarded the Company and Medinol $8.3 million in damages. On January 25, 2002, the Court entered final judgment on the CORINTHIAN stent in favor of the Company. On September 27, 2002, final judgment was entered in favor of Cordis on the BX Velocity, Crown and MINICrown stents, and the Company's motion for a new trial was denied. On November 26, 2002, Medinol filed an appeal. The Company has withdrawn from the action.

On March 24, 2000, the Company (through its subsidiaries) and Medinol filed a cross-border suit against Johnson & Johnson, Cordis and certain of their foreign subsidiaries in The Netherlands alleging Cordis' BX Velocity stent delivery system infringes one of Medinol's European patents. In this action, the Company and Medinol requested monetary and injunctive relief covering The Netherlands, Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Portugal and Sweden. On March 19, 2001, the Company's request for preliminary injunction was denied by the Court. On May 11, 2001, the Company appealed this decision. A hearing on the appeal is expected to be held February 20, 2003 before the Dutch Court of Appeals.

On March 30, 2000, the Company (through its subsidiary) filed suit for patent infringement against two subsidiaries of Cordis alleging that Cordis' BX Velocity stent delivery system infringes a published utility model owned by Medinol and exclusively licensed to the Company. The complaint was filed in the District Court of Dusseldorf, Germany seeking monetary and injunctive relief. A hearing was held on March 15, 2001, and on June 6, 2001, the Court issued a written decision that Cordis' BX Velocity stent delivery system infringes the Medinol published utility model. Cordis appealed the decision of the German court. A hearing on the appeal has been scheduled for April 3, 2003.

On March 25, 1996, Cordis filed a suit for patent infringement against SCIMED alleging the infringement of five U.S. patents by SCIMED's Leap™ balloon material used in certain SCIMED catheter products, including SCIMED's Bandit™ and Express Plus™ catheters. The suit was filed in the U.S. District Court for the District of Minnesota and seeks monetary and injunctive relief. SCIMED has answered, denying the allegations of the complaint. Pursuant to an agreement between the parties, this action has been stayed.

On March 27, 1997, SCIMED filed suit for patent infringement against Cordis, alleging willful infringement of several SCIMED U.S. patents by Cordis' Trackstar 14,™ Trackstar 18,™ Olympix,™ Powergrip,™ Sleek,™ Sleuth,™ Thor,™ Titan™ and Valor™ catheters. The suit was filed in the U.S. District Court for the District of Minnesota, seeking monetary and injunctive relief. The parties have agreed to add Cordis' Charger™ and Helix™ catheters to the suit. Cordis has answered, denying the allegations of the complaint. Pursuant to an agreement between the parties, this action has been stayed.

On February 14, 2002, the Company and certain of its subsidiaries filed suit for patent infringement against Johnson & Johnson and Cordis alleging certain balloon catheters, stent delivery systems, and guide catheters sold by Johnson & Johnson and Cordis infringe five U.S. patents owned by the Company. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. On October 15, 2002, Cordis filed a counterclaim alleging certain balloon catheters and stent delivery systems sold by the Company infringe three U.S. patents owned by Cordis and seeking monetary and injunctive relief. On December 6, 2002, the Company filed an Amended Complaint alleging two additional patents owned by the Company are infringed by the Cordis products. Trial is expected to begin in mid-2004.

On March 26, 2002, the Company and Target Therapeutics, Inc. (Target), a wholly owned subsidiary of the Company, filed suit for patent infringement against Cordis alleging certain detachable coil delivery systems and/or pushable coil vascular occlusion systems (coil delivery systems) infringe three U.S. patents, owned by or exclusively licensed to Target. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. Trial is scheduled to begin in June 2004.

On January 13, 2003, Cordis filed suit for patent infringement against the Company and SCIMED alleging the Company's Express^{2}™ coronary stent infringes a U.S. patent owned by Cordis. The suit was filed in the U.S. District Court for the District of Delaware seeking monetary and injunctive relief. The Company has not yet answered, but intends to vigorously deny the allegations of the complaint.

Litigation with Medtronic, Inc.

On March 10, 1999, the Company (through its subsidiary Schneider (Europe) AG) filed suit against Medtronic AVE, Inc. (Medtronic AVE), a subsidiary of Medtronic, Inc. (Medtronic), alleging that Medtronic AVE's AVE GFX, AVE GFX2, AVE LTX, CALYPSO RELY,™ PRONTO SAMBA™ and SAMBA RELY™ rapid exchange catheters and stent delivery systems infringe one of the Company's German patents. The suit was filed in the District Court of Dusseldorf, Germany seeking injunctive and monetary relief. An expert's report was submitted to the Court on November 6, 2001 and a hearing was held on May 2, 2002. On June 11, 2002, the Court ruled that the Medtronic AVE products infringed the Company's patents. Medtronic AVE filed an appeal. Medtronic AVE is obligated to dismiss its appeal pursuant to a Settlement Agreement between the parties dated September 18, 2002. On November 26, 2002, the Company filed an enforcement action seeking a decision from the Court that Medtronic AVE is violating the Court's injunction through the sale of its S670 and S7 rapid exchange stent systems.

On April 6, 1999, Medtronic AVE filed suit against SCIMED and another subsidiary of the Company alleging that the Company's NIR® stent infringes one of Medtronic AVE's European patents. The suit was filed in the District Court of Dusseldorf, Germany seeking injunctive and monetary relief. A hearing was held in Germany on September 23, 1999, and on November 4, 1999, the Court dismissed the complaint. On December 21, 1999, Medtronic AVE appealed the dismissal. The appeal is stayed pending the outcome of a related nullity action.

On August 13, 1998, Medtronic AVE filed a suit for patent infringement against the Company and SCIMED alleging that the Company's NIR® stent infringes two patents owned by Medtronic AVE. The suit was filed in the U.S. District Court for the District of Delaware seeking injunctive and monetary relief. On May 25, 2000, Medtronic AVE amended the complaint to include a third patent. The Company and SCIMED have answered denying the allegations of the complaint. The parties have filed a stipulation requesting the Court to stay the case.

Litigation with Guidant Corporation

On June 7, 2002, Advanced Cardiovascular Systems, Inc. (ACS), and Guidant Ltd., subsidiaries of Guidant Corporation (Guidant), filed suit against the Company and certain of its subsidiaries alleging that the Company's Express™ stent infringes two patents owned by ACS. The suit was filed in the United Kingdom, but has not been served upon the Company.

On October 15, 2002, ACS filed suit for patent infringement against the Company and SCIMED alleging the Company's Express stent infringes a U.S. patent owned by ACS. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary damages and injunctive relief. On December 6, 2002, the Company answered, denying the allegations of the complaint and counterclaimed seeking a declaration of invalidity, noninfringement and unenforceability.

On December 3, 2002, ACS filed suit for patent infringement against the Company and SCIMED alleging the Company's Express stent infringes a U.S. patent owned by ACS. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. The Company has answered, denying the allegations of the complaint.

On January 28, 2003, ACS filed suit for patent infringement against the Company and SCIMED alleging the Company's Express stent infringes a U.S. patent owned by ACS. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. The Company has not yet answered, but intends to vigorously deny the allegations of the complaint.

On December 30, 2002, the Company and certain of its subsidiaries filed suit for patent infringement against Guidant, and Guidant Sales Corporation and ACS alleging that certain stent delivery systems (Multi-Link Zeta™ and Multi-Link Penta™) and balloon catheter products (Agil-Trac™) sold by Guidant and ACS infringe nine U.S. patents owned by the Company. The complaint was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief.

Litigation Relating to Cook, Inc.

On September 10, 2001, the Company delivered a Notice of Dispute to Cook, Inc. (Cook) asserting that Cook breached the terms of a certain License Agreement among Angiotech Pharmaceuticals, Inc. (Angiotech), Cook and the Company (the Agreement) relating to an improper arrangement between Cook and Guidant. On December 13, 2001, Cook filed suit in the U.S. District Court for the Northern District of Illinois seeking declaratory and injunctive relief. The Company answered the complaint on December 26, 2001, denying the allegations and filed counterclaims seeking declaratory and injunctive relief. On June 27, 2002, the Court found in favor of the Company, ruling that Cook breached the Agreement. On October 1, 2002, the Court granted the Company's request for a permanent injunction prohibiting certain activities under the Agreement and enjoining the use of the clinical data and technologies developed by Cook or Guidant in violation of the Agreement. Cook appealed the decision to the U.S. Court of Appeals for the Seventh Circuit.

On July 30, 2002, Guidant and Cook Group Incorporated, the parent of Cook, announced their agreement to merge Cook Group Incorporated into a wholly owned subsidiary of Guidant. On the same day, Guidant filed suit against the Company seeking a declaratory judgment that upon completion of the merger, the license under the Agreement may be assigned or sublicensed by Cook to ACS and that ACS is entitled to use the information, data or technology generated or gathered for the purposes of obtaining regulatory approval for a coronary stent utilizing the Angiotech technology. The Company has answered the complaint and counterclaimed for declaratory and injunctive relief alleging that Guidant is tortiously interfering with Cook's performance under the Agreement.

On June 30, 1998, Cook filed suit in the Regional Court, Dusseldorf Division for Patent Disputes, in Dusseldorf, Germany against the Company alleging that the Company's Passager™ peripheral vascular stent graft and Vanguard™ endovascular aortic graft products infringe the same Cook patent. A hearing was held on July 22, 1999, and a decision was received in September 1999 finding that the Company's products infringe the Cook patent. The Company appealed the decision. A hearing is scheduled for March 27, 2003.

On March 18, 1999, Cook filed suit against the Company and SCIMED, alleging that SCIMED's Radius™ coronary stent infringes a certain U.S. patent owned by Cook. The suit was filed in the U.S. District Court for the Southern District of Indiana seeking monetary damages and injunctive relief. On July 14, 1999, Cook filed an amended complaint adding Meadox Medicals, Inc. (Meadox), a wholly owned subsidiary of the Company, as a party to the suit, and adding a breach of contract claim. The Company, SCIMED and Meadox have answered, denying the allegations of the complaint. A trial date has not yet been set.

On May 23, 2001, Cook filed suit against the Company alleging that the Company's VortX® embolization coils infringe a patent owned by Cook. The suit was filed in the U.S. District Court for the Southern District of Indiana seeking monetary damages and injunctive relief. On July 24, 2001, the Company answered, denying the allegations of the complaint, and countersued Cook, alleging that certain Cook products infringe a patent owned by the Company. On November 14, 2001, the Company amended its complaint against Cook to include two additional patents exclusively licensed to the Company. Cook answered and denied the allegations of the counterclaim. A trial date has not yet been set.

On March 7, 1996, Cook filed suit in the Regional Court, Munich Division for Patent Disputes, in Munich, Germany against MinTec, Inc. Minimally Invasive Technologies, alleging that the Cragg EndoPro™ System I and Stentor™ endovascular device infringe a certain Cook patent. Following the purchase of the assets of the Endotech/MinTec companies by the Company, the Company assumed control of the litigation. A final hearing was held on May 12, 1999, and the court held no infringement of the Cook patents. The case was dismissed in June 1999. Cook has appealed the decision. On July 27, 2000, the Court stayed the action pending the outcome of a nullity action filed by the Company against the patent.

On August 2, 1999, the Company filed suit against Cook and a subsidiary of Cook alleging that Cook's Zenith stent infringed a German utility model held by the Company. The suit was filed in the District Court for Dusseldorf, Germany. On May 5, 2000, judgment was rendered in favor of the Company and on June 20, 2000, Cook appealed the decision. The case has been suspended until a final decision is rendered in related German Federal Patent Court cancellation proceedings.

Other Patent Litigation

On July 28, 2000, Dr. Tassilo Bonzel filed a complaint naming certain of the Company's Schneider Worldwide subsidiaries and Pfizer Inc. (Pfizer) and certain of its affiliates as defendants, alleging that Pfizer failed to pay Dr. Bonzel amounts owed under a license agreement involving Dr. Bonzel's patented Monorail™ technology. The suit was filed in the District Court for the State of Minnesota seeking monetary relief. On September 26, 2001, Dr. Bonzel and the Company reached a contingent settlement involving all but one claim asserted in the complaint. The contingency has been satisfied and the settlement is now final. On December 17, 2001, the remaining claim was dismissed without prejudice with leave to refile the suit in Germany. Dr. Bonzel has filed an appeal of the dismissal of the remaining claim.

On September 12, 2002, EV3 filed suit against The Regents of the University of California and a subsidiary of the Company in the District Court of The Hague, Netherlands, seeking a declaration that EV3's EDC II and VDS embolic coil products do not infringe three patents licensed by the Company from The Regents of the University of California. The Company answered, denying the allegations of the complaint. A hearing has been scheduled for May 16, 2003.

On January 21, 2003, Dendron GmbH, EV3 Ltd., EV3 International, Inc., Microvena Corporation and Microtherapeutics, Inc. (the EV3 Parties) filed suit against The Regents of the University of California in the United Kingdom seeking a declaration that certain of the EV3 Parties' detachable coil and microcatheter products do not infringe a patent licensed by the Company from The Regents of the University of California and revocation of the patent. The Company has not yet answered, but intends to vigorously deny the allegations of the complaint.

On August 27, 2001, RITA Medical Systems, Inc. (RITA) filed suit against RadioTherapeutics Corporation (RTC) alleging that RTC's LeVeen™ radiofrequency ablation devices infringe six patents owned by RITA. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary damages and injunctive relief. RTC answered, denying the allegations of the complaint. On December 11, 2001, the Company acquired RTC and assumed defense of the litigation.

On April 11, 2002, RTC, SCIMED and The Board of Regents of the University of Nebraska UNEMED Corp. (the University) filed suit against RITA alleging that certain of its products infringe a patent owned by SCIMED and other patents owned by the University and licensed to RTC. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief.

On July 9, 2002, the Company and University of Kansas filed suit against RITA alleging that certain of its products infringe a patent owned by the University and licensed to the Company. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief.

On October 16, 2002, RTC filed an appeal to the U.S. District Court for the Northern District of California regarding a U.S. Patent and Trademark Office (USPTO) decision in an earlier interference proceeding involving a patent owned by RITA. The USPTO had found that neither RTC nor RITA was entitled to the contested claim.

On August 13, 2001, Joseph Grayzel filed suit against the Company in the U.S. District Court of New Jersey alleging that the Company's Cutting Balloon® catheter infringes a patent owned by him. The suit requests monetary and injunctive relief. The Company has answered, denying the allegations of the complaint.

On November 26, 2002, the Company filed suit against Artes Medical USA, Inc. (Artes) alleging that the Company's Contour SE embolic agent does not infringe a certain patent owned by Artes, and that the patent is not valid. The suit was filed in the U.S. District Court for the District of Massachusetts seeking monetary and injunctive relief.

Litigation with Medinol Ltd.

On April 5, 2001, Medinol Ltd. (Medinol) filed a complaint against the Company and certain of its current and former employees alleging breaches of contract, fraud and other claims. The suit was filed in the U.S. District Court for the Southern District of New York seeking monetary and injunctive relief. On April 26, 2001, Medinol amended its complaint to add claims alleging misappropriation of trade secrets in relation to the Company's Express™ stent development program. Medinol seeks monetary and injunctive relief, as well as an end to the Company's right to distribute Medinol stents and to gain access to certain Company intellectual property. On April 30, 2001, the Company answered and countersued Medinol and its principals, seeking monetary and injunctive relief. During the last quarter of 2001, the Court dismissed several of the individuals from the case. A trial date has not yet been set.

On June 11, 2001, the Company filed suit in the Jerusalem District Court in Israel against Medinol and its controlling shareholders, alleging among other things, loss of faith among Medinol's shareholders, breach of duty by Medinol management and misappropriation of corporate opportunities, including trade secrets and intellectual property. The suit seeks, among other things, monetary relief and costs. Preliminary motions were heard on October 29, 2001. Medinol and its shareholders requested the Court to strike the claim on the grounds of lack of jurisdiction. The Court rejected the motion except for the nomination of a director to Medinol, which was referred to the District Court of New York. A preliminary hearing is scheduled for May 11, 2003.

On April 22, 2002, Medinol filed suit against Boston Scientific Medizintechnik GmbH, a German subsidiary of the Company, alleging the Company's Express stent infringes certain German patents and utility models owned by Medinol. The suit was filed in Dusseldorf, Germany. On July 11, 2002, a default judgment was entered against the subsidiary and on July 12, 2002, the subsidiary appealed the judgment and requested that the case be heard on the merits. On August 1, 2002, the Court agreed to hear the case. Hearings have been scheduled for May 15 and 27, 2003.

On January 21, 2003, Medinol filed suit against several of the Company's international subsidiaries in the District Court of The Hague, Netherlands seeking cross-border, monetary and injunctive relief covering The Netherlands, Austria, Belgium, United Kingdom, Ireland, Switzerland, Sweden, Spain, France, Portugal and Italy, alleging the Company's Express™ stent infringes four European patents owned by Medinol. A hearing is scheduled for October 10, 2003.

On September 10, 2002, the Company filed suit against Medinol alleging Medinol's NIRFlex™ and NIRFlex™ Royal products infringe two patents owned by the Company. The suit was filed in Dusseldorf, Germany seeking monetary and injunctive relief. A hearing is scheduled for February 4, 2003.

On September 25, 2002, the Company filed suit against Medinol alleging Medinol's NIRFlex™ and NIRFlex™ Royal products infringe a patent owned by the Company. The suit was filed in the District Court of The Hague, Netherlands seeking cross-border, monetary and injunctive relief. A hearing has been scheduled for June 13, 2003.

Other Proceedings

In October 1998, the Company recalled its NIR ON® Ranger™ with Sox™ coronary stent delivery system following reports of balloon leaks. In November 1998, the U.S. Department of Justice began an investigation regarding the shipment and sale of the NIR ON® Ranger™ with Sox™ stent delivery system and other aspects of the Company's relationship with Medinol, the vendor of the stent. The Company and two senior officials have been advised that they are targets of the federal grand jury investigation, but that no final decision has been made as to whether any potential charges would be brought. The Company believes that the statute of limitations for certain charges, which could potentially arise from the investigation, may expire during the year 2003 and that this may serve as a catalyst for activity during the year. There can be no assurance that the investigation will result in an outcome favorable to the Company; that charges would not be brought; or that the Company would not agree to an extension of the statute. The Company believes that it will ultimately be demonstrated that the Company and its officials acted responsibly and appropriately.

On October 31, 2000, the Federal Trade Commission (FTC) filed suit against the Company for alleged violations of a Consent Order dated May 5, 1995, pursuant to which the Company had licensed certain intravascular ultrasound technology to Hewlett-Packard Company (HP). The suit was filed in the U.S. District Court for the District of Massachusetts seeking civil penalties and injunctive relief. The Company filed a motion to dismiss the complaint and the FTC filed a motion for summary judgment. On October 5, 2001, the Court dismissed three of the five claims against the Company and granted summary judgment of liability in favor of the FTC on the two remaining claims. A trial on a civil penalty, together with post-trial briefing, has been completed. A decision has not yet been rendered.

On January 10, 2002 and January 15, 2002, Alan Schuster and Antoinette Loeffler, respectively, putatively initiated shareholder derivative lawsuits for and on behalf of the Company in the U.S. District Court for the Southern District of New York against the Company's then current directors and the Company as nominal defendant. Both complaints allege, among other things, that with regard to the Company's relationship with Medinol, the defendants breached their fiduciary duties to the Company and its shareholders in the management and affairs of the Company, and in the use and preservation of the Company's assets. The suits seek a declaration of the directors' alleged breach, damages sustained by the Company as a result of the alleged breach, monetary and injunctive relief. On October 18, 2002, the plaintiffs filed a consolidated amended complaint naming two senior officials as defendants and the Company as nominal defendant. On November 15, 2002, defendants moved to dismiss the complaint and, alternatively, for a stay of this litigation pending resolution of a separate lawsuit brought by Medinol against the Company. Plaintiffs have consented to the stay sought by defendants.

Further, product liability claims against the Company may be asserted in the future related to events not known to management at the present time. As a result of current economic factors impacting the insurance industry, at the beginning of the third quarter of 2002, the Company elected to become substantially self-insured with respect to general and product liability claims. Losses for claims in excess of the limits of purchased insurance would be recorded at the time and to the extent they are probable and estimable. Management believes that the Company's risk management practices, including limited insurance coverage, are reasonably adequate to protect against anticipated general and product liability losses. However, unanticipated catastrophic losses could have a material adverse impact on the Company's financial position, results of operations and liquidity.

Note M – Stockholders' Equity

Preferred Stock: The Company is authorized to issue 50 million shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative participating, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by the Company's stockholders. At December 31, 2002, the Company had no shares of preferred stock outstanding.

Common Stock: The Company is authorized to issue 600 million shares of common stock, $.01 par value per share. Holders of common stock are entitled to one vote per share. Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of liquidation. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The holders of common stock do not have cumulative voting rights. The holders of a majority of the shares of common stock can elect all of the directors and can control the management and affairs of the Company.

The Company is authorized to purchase on the open market and in private transactions up to approximately 60 million shares of the Company's common stock. Stock repurchased would principally be used to satisfy the Company's obligations pursuant to its equity incentive plans, but may also be used for general corporate purposes, including acquisitions. During 2002 and 2001, the Company did not repurchase any shares as compared to approximately 12 million shares at an aggregate cost of $222 million repurchased by the Company in 2000. As of December 31, 2002, a total of approximately 38 million shares of the Company's common stock have been repurchased, including 26 million shares repurchased in years prior to 2000.

Note N – Stock Ownership Plans

Employee and Director Stock Incentive Plans

Boston Scientific's 1992, 1995 and 2000 Long-Term Incentive Plans provide for the issuance of up to 60 million shares of common stock. The terms of these three plans are similar. Together, the plans cover officers of, directors of, employees of and consultants to the Company and provide for the grant of various incentives, including qualified and non-qualified options, stock grants, share appreciation rights and performance awards. Options granted to purchase shares of common stock are either immediately exercisable or exercisable in installments as determined by the Compensation Committee of the Board of Directors, which consists of two or more non-employee directors (the Committee), and expire within ten years from date of grant. In the case of qualified options, if an employee owns more than 10 percent of the voting power of all classes of stock, the option granted will be at 110 percent of the fair market value of the Company's common stock on the date of grant and will expire over a period not to exceed five years. The 1992 Long-Term Incentive Plan expired on March 31, 2002, after which time grants were issued under the 1995 and 2000 Long-Term Incentive Plans.

The Committee may also make stock grants in which shares of common stock may be issued to directors, officers, employees and consultants at a purchase price less than fair market value. The terms and conditions of such issuances, including whether achievement of individual or Company performance targets is required for the retention of such awards, are determined by the Committee. The Committee may also issue shares of common stock and/or authorize cash awards under the incentive plans in recognition of the achievement of long-term performance objectives established by the Committee.

In January 2000, the Company granted under its 1992 and 1995 Long-Term Incentive Plans approximately 1.1 million shares of its common stock to a limited group of employees subject to certain forfeiture restrictions. The purpose of the program was to help retain key employees. The market value of these shares was approximately $26 million on the date of issuance and the shares vested over three years. This amount was recorded as deferred compensation, which is shown as a separate component of stockholders' equity. The deferred compensation was amortized to expense over the vesting period and amounted to approximately $6 million, $7 million and $8 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company reversed approximately $5 million of deferred compensation associated with forfeitures of these restricted shares.

There were no stock grants issued to employees during 2002; stock grants for 50,000 shares were issued to employees during 2001. During the years ended December 31, 2002, 2001 and 2000, approximately 24,000 shares, 91,000 shares and 143,000 shares, respectively, of restricted stock were forfeited.

Boston Scientific's 1992 Non-Employee Directors' Stock Option Plan provides for the issuance of up to 200,000 shares of common stock and authorizes the automatic grant to outside directors of options to acquire a specified number of shares of common stock generally on the date of each annual meeting of the stockholders of the Company or on the date a non-employee director is first elected to the Board of Directors. Options under this plan are exercisable ratably over a three-year period and expire ten years from the date of grant. This plan expired on March 31, 2002 after which time grants to outside directors were issued under the 2000 Long-Term Incentive Plan.

A table illustrating the effect on net income (loss) and net income (loss) per share as if the fair value method had been applied is presented in Note A. The fair value of the stock options used to calculate the pro forma net income (loss) and net income (loss) per share were estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	49.80%	51.40%	47.20%
Risk-free interest rate	3.18%	4.86%	6.01%
Actual forfeitures	1,363,936	3,316,000	2,737,000
Expected life	5.0	6.0	4.6

The weighted average grant-date fair value per share of options granted during 2002, 2001 and 2000, calculated using the Black-Scholes options pricing model, is $19.15, $12.70 and $8.67, respectively.

Information related to stock options at December 31 under stock incentive plans is as follows:

(option amounts in thousands)	2002		2001		2000	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at January 1	43,977	$21.56	44,573	$21.36	31,511	$23.63
Granted	5,334	41.10	6,007	21.66	18,441	18.22
Exercised	(5,376)	17.05	(2,482)	12.13	(1,348)	11.23
Canceled	(1,826)	25.35	(4,121)	25.16	(4,031)	28.18
Outstanding at December 31	**42,109**	**24.45**	**43,977**	**21.56**	**44,573**	**21.36**
Exercisable at December 31	**24,439**	**$22.09**	**21,709**	**$21.03**	**16,921**	**$19.56**

Below is additional information related to stock options outstanding and exercisable at December 31, 2002:

(option amounts in thousands)	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	**Options**	**Weighted average remaining contractual life**	**Weighted average exercise price**	**Options**	**Weighted average exercise price**
$ 0.00–8.00	2,191	1.55	$ 4.97	2,076	$ 5.16
8.01–16.00	8,777	6.67	12.89	5,901	12.88
16.01–24.00	6,951	6.54	18.64	4,210	19.22
24.01–32.00	12,846	6.83	26.02	6,998	25.86
32.01–40.00	6,382	5.88	36.07	5,113	36.19
40.01–48.00	4,962	9.81	42.60	141	44.73
	42,109	**6.68**	**$24.45**	**24,439**	**$22.09**

Shares reserved for future issuance under all of the Company's incentive plans totaled approximately 44 million at December 31, 2002.

Stock Purchase Plan

Boston Scientific's Global Employee Stock Ownership Plan (Stock Purchase Plan) provides for the granting of options to purchase up to 7.5 million shares of the Company's common stock to all eligible employees. Under the Stock Purchase Plan, each eligible employee is granted, at the beginning of each period designated by the Committee as an offering period, an option to purchase shares of the Company's common stock equal to not more than 10 percent of the employee's eligible compensation. Such options may be exercised generally only to the extent of accumulated payroll deductions at the end of the offering period, at a purchase price equal to 85 percent of the fair market value of the Company's common stock at the beginning or end of each offering period, whichever is less.

During 2002, approximately 919,000 shares were issued at prices ranging from $14.93 to $19.34 per share. During 2001, approximately 1,106,000 shares were issued at prices ranging from $11.48 to $11.64 per share, and during 2000, approximately 754,000 shares were issued at prices ranging from $18.59 to $18.65 per share. At December 31, 2002, there were approximately 2.7 million shares available for future issuance.

Note O – Earnings Per Share

The following table sets forth the computations of basic and diluted earnings per share:

Year Ended December 31, (in millions, except share and per share data)	2002	2001	2000
Basic:			
Net income (loss)	$ 373	$ (54)	$ 373
Weighted average shares outstanding (in thousands)	407,099	401,389	405,271
Net income (loss) per common share	$0.92	$(0.13)	$0.92
Assuming Dilution:			
Net income (loss)	$ 373	$ (54)	$ 373
Weighted average shares outstanding (in thousands)	407,099	401,389	405,271
Net effect of dilutive stock-based compensation (in thousands)	7,891		3,051
Total	**414,990**	**401,389**	**408,322**
Net income (loss) per common share	**$0.90**	**$(0.13)**	**$0.91**

During 2002, 2001 and 2000, approximately 10 million, 24 million and 24 million potential common shares, respectively, were not included in the computation of earnings per share, assuming dilution, because exercise prices were greater than the average market price of the common shares. The net effect of dilutive stock-based compensation was approximately 5 million common share equivalents in 2001; however, this amount was not included in the computation of earnings per share, assuming dilution, because it would have been antidilutive.

Note P – Segment Reporting

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices for less-invasive procedures. The Company has four reportable operating segments based on geographic regions: the United States, Europe, Japan and Inter-Continental. Each of the Company's reportable segments generates revenues from the sale of less-invasive medical devices. The reportable segments represent an aggregate of operating divisions.

Sales and operating results of reportable segments are based on internally derived standard foreign exchange rates, which may differ from year to year and do not include inter-segment profits. The segment information for 2001 and 2000 sales and operating results has been restated based on the Company's standard foreign exchange rates used for 2002. Because of the interdependence of the reportable segments, the operating profit as presented may not be representative of the geographic distribution that would occur if the segments were not interdependent. Total assets and purchases of property, plant and equipment are based on foreign exchange rates used in the Company's consolidated financial statements.

(in millions)	United States	Europe	Japan	Inter-Continental	Total
2002:					
Net sales	$1,756	$424	$494	$229	$2,903
Depreciation and amortization	26	4	3	2	35
Operating income excluding special charges	632	149	285	67	1,133
Total assets	1,605	531	222	103	2,461
Purchases of property, plant and equipment	72	2	3	2	79
2001:					
Net sales	$1,598	$369	$508	$181	$2,656
Depreciation and amortization	25	4	4	3	36
Operating income excluding special charges	570	107	304	17	998
Total assets	1,338	472	194	104	2,108
Purchases of property, plant and equipment	65	2	5	3	75
2000:					
Net sales	$1,577	$353	$481	$150	$2,561
Depreciation and amortization	29	3	3	2	37
Operating income excluding special charges	592	96	294	5	987
Total assets	1,251	391	201	101	1,944
Purchases of property, plant and equipment	42	2	5	4	53

A reconciliation of the totals reported for the reportable segments to the applicable line items in the consolidated financial statements is as follows:

Year Ended December 31, (in millions)	2002	2001	2000
Net Sales:			
Total net sales for reportable segments	$2,903	$2,656	$2,561
Foreign exchange	16	17	103
	$2,919	**$2,673**	**$2,664**
Depreciation and Amortization:			
Total depreciation and amortization allocated to reportable segments	$ 35	$ 36	$ 37
Corporate expenses and foreign exchange	126	196	144
	$ 161	**$ 232**	**$ 181**
Purchases of Property, Plant and Equipment:			
Allocated to reportable segments	$ 79	$ 75	$ 53
Corporate capital expenditures	33	46	23
	$ 112	**$ 121**	**$ 76**
Income (Loss) Before Income Taxes:			
Total operating income excluding special charges for reportable segments	$1,133	$ 998	$ 987
Manufacturing operations	(170)	(99)	(98)
Corporate expenses and foreign exchange	(367)	(517)	(251)
Purchased research and development	(85)	(282)	
Restructuring charges			(58)
Litigation settlements, net	99		
	610	100	580
Other income (expense)	(61)	(56)	(53)
	$ 549	**$ 44**	**$ 527**
Total Assets:			
Total assets for reportable segments	$2,461	$2,108	$1,944
Corporate assets	1,989	1,866	1,483
	$4,450	**$3,974**	**$3,427**

Enterprise-wide Information

(in millions)	2002	2001	2000
Net Sales:			
Cardiovascular	$1,979	$1,841	$1,893
Endosurgery	940	832	771
	$2,919	**$2,673**	**$2,664**
Long-Lived Assets:			
United States	$ 464	$ 439	$ 422
Ireland	134	111	103
Other foreign countries	38	42	42
	$ 636	**$ 592**	**$ 567**

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Boston Scientific Corporation

We have audited the accompanying consolidated balance sheets of Boston Scientific Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Scientific Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangible Assets.*

Ernst & Young LLP

Boston, Massachusetts
January 29, 2003

FIVE-YEAR SELECTED FINANCIAL DATA

(UNAUDITED) (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

Year Ended December 31,	2002	2001	2000	1999	1998
Operating Data:					
Net sales	$2,919	$2,673	$2,664	$2,842	$2,234
Gross profit	2,049	1,754	1,832	1,856	1,499
Selling, general and administrative expenses	1,002	926	867	842	755
Amortization expense	72	136	91	92	53
Royalties	36	35	37	46	31
Research and development expenses	343	275	199	197	200
Purchased research and development	85	282			682
Restructuring and merger-related charges (credits)			58	(10)	(15)
Litigation settlements, net	(99)				
Total operating expenses	1,439	1,654	1,252	1,167	1,706
Operating income (loss)	610	100	580	689	(207)
Net income (loss)	373	(54)	373	371	(264)
Net income (loss) per common share:					
Basic	$ 0.92	$ (0.13)	$ 0.92	$ 0.92	$ (0.68)
Assuming dilution	$ 0.90	$ (0.13)	$ 0.91	$ 0.90	$ (0.68)
Weighted average shares outstanding – assuming dilution (in thousands)	414,990	401,389	408,322	411,351	390,836

December 31,	2002	2001	2000	1999	1998
Balance Sheet Data:					
Working capital	$ 285	$ 275	$ 173		$ (353)
Total assets	4,450	3,974	3,427	$3,572	3,893
Commercial paper	88	99	56	277	1,016
Bank obligations – short-term		132	204	323	11
Long-term debt, net of current portion	847	973	574	688	1,377
Stockholders' equity	2,467	2,015	1,935	1,724	821
Book value per common share	$ 6.00	$ 4.97	$ 4.84	$ 4.21	$ 2.08

(see notes to consolidated financial statements)

QUARTERLY RESULTS OF OPERATIONS

(UNAUDITED) (IN MILLIONS, EXCEPT PER SHARE DATA)

Three Months Ended	March 31,	June 30,	September 30,	December 31,
2002				
Net sales	$ 675	$ 708	$ 722	$ 814
Gross profit	468	483	511	587
Operating income	125	82	246	157
Net income	82	25	161	105
Net income per common share – basic	$ 0.20	$ 0.06	$0.40	$0.26
Net income per common share – assuming dilution	$ 0.20	$ 0.06	$0.39	$0.25
2001				
Net sales	$ 654	$ 672	$ 670	$ 677
Gross profit	432	404	456	462
Operating income (loss)	40	(150)	102	108
Net income (loss)	(5)	(172)	58	65
Net income (loss) per common share – basic	$(0.01)	$(0.43)	$0.14	$0.16
Net income (loss) per common share – assuming dilution	$(0.01)	$(0.43)	$0.14	$0.16

During the first, second, third and fourth quarters of 2002, the Company recorded after-tax charges (credits) of $7 million, $70 million, $(62) million and $25 million, respectively. The net charges (credits) for the year include: purchased research and development primarily associated with the acquisitions of EMT and Smart; costs associated with the Company's recently completed global operations plan; an endowment to fund a newly created philanthropic foundation; special credits for net amounts received in connection with previously announced settlements of litigation related to rapid exchange catheter technology; and a reduction in income tax expense as a result of a tax refund of previously paid taxes.

During the first, second, third and fourth quarters of 2001, the Company recorded after-tax charges of $88 million, $252 million, $20 million and $17 million, respectively. The net charges for the year include: purchased research and development related to acquisitions consummated in 2001; costs associated with the Company's global operations plan; a provision for excess inventory due to declining demand for the NIR® coronary stent technology; and a write-down of intangible assets related to discontinued technology platforms.

(see notes to consolidated financial statements)

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED MATTERS

(UNAUDITED)

The following table shows the market range for the Company's common stock based on reported sales prices on the New York Stock Exchange.

2002	High	Low
First Quarter	$25.09	$21.11
Second Quarter	31.67	24.23
Third Quarter	31.56	23.30
Fourth Quarter	44.21	32.28

2001	High	Low
First Quarter	$20.79	$13.25
Second Quarter	20.50	14.50
Third Quarter	21.00	16.99
Fourth Quarter	27.89	20.30

The Company has not paid a cash dividend during the past five years. The Company currently intends to retain all of its earnings to finance the continued growth of its business. Boston Scientific may consider declaring and paying a dividend in the future; however, there can be no assurance that it will do so.

At December 31, 2002, there were 10,049 recordholders of the Company's common stock.

(see notes to consolidated financial statements)



EXECUTIVE OFFICERS AND DIRECTORS

John E. Abele
Director, Founder

Lawrence C. Best
Senior Vice President, Finance and Administration and Chief Financial Officer

Ursula M. Burns [2,4]
Director; Corporate Senior Vice President and President, Business Group Operations of Xerox Corporation

Joseph A. Ciffolillo [2,4]
Director; Private Investor

Fredericus A. Colen
Senior Vice President and Chief Technology Officer

Paul Donovan
Vice President, Corporate Communications

Joel L. Fleishman [1,3]
Director; Senior Advisor to The Atlantic Philanthropies and Professor of Law and Public Policy, Duke University

Marye Anne Fox, Ph.D. [1,4]
Director; Chancellor of North Carolina State University

Ray J. Groves [2,3]
Director; President and Chief Executive Officer of Marsh, Inc.

Lawrence L. Horsch [2]
Director; Chairman of Eagle Management & Financial Corp.

Paul A. LaViolette
Senior Vice President and Group President, Cardiovascular

Robert G. MacLean
Senior Vice President, Human Resources

Ernest Mario, Ph.D. [1,4]
Director; Chairman and Chief Executive Officer, IntraBiotics Pharmaceuticals, Inc.

Stephen F. Moreci
Senior Vice President and Group President, Endosurgery

N.J. Nicholas, Jr. [4]
Director; Private Investor

Peter M. Nicholas [3]
Director, Founder, Chairman of the Board

Uwe E. Reinhardt, Ph.D. [1,3]
Director; James Madison Professor, Princeton University

Warren B. Rudman [1,3]
Director; Former U.S. Senator, Partner, Paul, Weiss, Rifkind, Wharton & Garrison

Paul W. Sandman
Senior Vice President, Secretary and General Counsel

James H. Taylor, Jr.
Senior Vice President, Corporate Operations

James R. Tobin [4]
Director, President and Chief Executive Officer

CORPORATE HEADQUARTERS

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8000
(508) 647-2200 *(Investor Relations Facsimile)*
www.bostonscientific.com

REGIONAL HEADQUARTERS

Boston Scientific Asia Pacific Pte. Ltd.
Singapore

Boston Scientific International S.A.
Paris, France

Boston Scientific Japan K.K.
Tokyo, Japan

TECHNOLOGY CENTERS

Cork, Ireland

Foster City, CA, U.S.A.

Fremont, CA, U.S.A.

Galway, Ireland

Glens Falls, NY, U.S.A.

Letterkeny, Ireland

Maple Grove, MN, U.S.A.

Miami, FL, U.S.A.

Miyazaki, Japan

Murietta, CA, U.S.A.

Natick, MA, U.S.A.

Plymouth, MN, U.S.A.

Salt Lake City, UT, U.S.A.

San Diego, CA, U.S.A.

San Jose, CA, U.S.A.

San Leandro, CA, U.S.A.

Santa Clara, CA, U.S.A.

Spencer, IN, U.S.A.

Teterboro, NJ, U.S.A.

Tullamore, Ireland

Watertown, MA, U.S.A.

Wayne, NJ, U.S.A.

STOCKHOLDER INFORMATION
STOCK LISTING

Boston Scientific Corporation common stock is traded on the NYSE under the symbol "BSX."

TRANSFER AGENT

Inquiries concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or changes of address should be directed to the Company's Transfer Agent at:

MELLON INVESTOR SERVICES LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 898-6713 (within the U.S.)
(201) 329-8660 (outside the U.S.)
www.melloninvestor.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Boston, Massachusetts

ANNUAL MEETING

The annual meeting for shareholders will take place on Tuesday, May 6, 2003, beginning at 10:00 a.m. at FleetBoston Financial Building, 100 Federal Street, Boston, Massachusetts.

INVESTOR INFORMATION REQUESTS

Investors, shareholders and security analysts seeking information about the Company should refer to the Company's website at www.bostonscientific.com or call Investor Relations at (508) 650-8555.

AVAILABLE INFORMATION

Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge through the Company's website at www.bostonscientific.com as soon as reasonably practicable after submission to the SEC. Printed copies of these reports may be obtained free of charge upon written request to the Company.

Address requests to:
Investor Relations
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8555
(508) 647-2200 *(Facsimile)*

---

1 *Member of the Audit Committee*
2 *Member of the Executive Compensation and Human Resources Committee*
3 *Member of the Corporate Governance Committee*
4 *Member of the Strategic Investment Committee*

Boston Scientific

Delivering what's next.™

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
508.650.8000
www.bostonscientific.com

BSCAR2003